     As filed with the Securities and Exchange Commission on April 7, 2000
                                                    Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                              LEADERSONLINE, INC.
            (Exact name of registrant as specified in its charter)

                                ---------------

            Delaware                           7361                        36-4319361
 (State or other jurisdiction of   (Primary Standard Industrial         (I.R.S. Employer
 Incorporation or organization)     Classification Code Number)       Identification Number)

                          18401 Von Karman, Suite 500
                           Irvine, California 92612
                                 949.752.1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                Carole F. Owen
                            Chief Financial Officer
                          18401 Von Karman, Suite 500
                           Irvine, California 92612
                                 949.752.1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

            Ronald S. Beard, Esq.                            John B. Ayer, Esq.
           John M. Williams, Esq.                       Christopher J. Austin, Esq.
         Gibson, Dunn & Crutcher LLP                            Ropes & Gray
                4 Park Plaza                              One International Place
          Irvine, California 92614                      Boston, Massachusetts 02110
                949.451.3800                                    617.951.7000
          (Facsimile) 949.451.4220                        (Facsimile) 617.951.7050

                                ---------------
       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after this Registration Statement is declared effective.

                                ---------------
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                             Proposed Maximum
    Title of Each Class of Securities       Aggregate Offering     Amount of
             to be Registered                    Price(1)      Registration Fee
-------------------------------------------------------------------------------
Class A common stock, par value $0.001 per
 share...................................      $75,000,000          $19,800
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion, Dated April 7, 2000

                                       Shares

[LOGO OF LEADERS!ONLINE(TM)]

                              Class A Common Stock

                                  -----------

  This is an initial public offering of shares of Class A common stock of LeadersOnline, Inc. All of the shares of Class A common stock are being sold by LeadersOnline.

  Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price
per share will be between $      and $     . LeadersOnline has applied for
quotation of the Class A common stock on the Nasdaq National Market under the symbol "LDRS".

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the Class A common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
   Initial public offering price................................   $       $
   Underwriting discount........................................   $       $
   Proceeds, before expenses, to LeadersOnline..................   $       $

  To the extent that the underwriters sell more than          shares of Class A
common stock, the underwriters have the option to purchase up to an additional shares from LeadersOnline at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver shares in New York, New York on , 2000.



Goldman, Sachs & Co.
                              Lehman Brothers
                                                    Wit SoundView

                                  -----------

                    Prospectus dated                , 2000.

                      [ARTWORK: to be filed by amendment]

                               PROSPECTUS SUMMARY

    You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our Class A common stock. The following is only a summary that generally discusses our business, the offering of Class A common stock and financial information. It does not contain all the information that you should consider before making a decision to purchase shares of the Class A common stock. You should read this entire prospectus carefully, including the section captioned "Risk Factors".

                              LeadersOnline, Inc.

    We are a leading business-to-business Internet marketplace that enables efficient and effective aggregation, matching and fulfillment of employer demand with candidate supply in the recruitment market for mid-level executives and professionals. Our marketplace and our value-added Internet-based services enable companies to fulfill their increasing demand for mid-level executives and professionals. In addition, through our LeadersOnline.com web site, we provide community and career- and leadership-focused content for our mid-level executives, professionals and employer participants.

    Our Internet-based services are focused on the highly fragmented and underserved recruitment market for mid-level executives and professionals. We combine our Internet-based technology infrastructure, our in-depth knowledge of the human capital market and our expertise in the recruiting industry to provide end-to-end Internet-based services for employers and candidates. Our services enable employers to efficiently review information on candidates and access a high quality candidate pool, while enabling candidates to review information on employers and to access career opportunities. Our technology infrastructure is augmented by the recruiting expertise of our e!Cruiting and e!Search professionals to create a streamlined recruitment and fulfillment process. We believe that our Internet-based solution offers employers more efficiency than traditional recruiting methods currently utilized by regional boutique recruiting firms. In addition, we believe that we provide more value-added services to employers and candidates than existing online recruiting services and job boards that focus on lower level job listings.

    Our strategic relationship with Heidrick & Struggles, the world's leading executive search firm, provides us with access to its extensive network of leading employers and high quality candidates. In addition, we have entered into strategic agreements with key technology and media companies, such as VerticalNet and Business Week, to build our marketplace and to provide content on our web site. Our existing client base represents a wide variety of industries, including technology, financial services, industrial, consumer, professional services, telecommunications and health care. Our clients include Hartford Computing Group, GartnerGroup, E*Trade, Andersen Consulting and CollegeClub.com. Since introducing LeadersOnline.com to the market, we have provided our Internet-based recruiting services to over 110 companies located throughout the United States and in Europe, and have matched and recruited candidates for a broad range of employment positions, including business development, finance, information technology and sales and marketing.

    Our objective is to become the world's leading business-to-business Internet marketplace for employers seeking mid-level executives and professionals. We intend to establish this leadership position by implementing the following key strategies:

  .  continue to expand our strategic relationships;

  .  establish LeadersOnline as a trusted, global brand;

  .  continue to secure significant multi-year, multi-engagement projects;

  . establish LeadersOnline.com as the leading Internet career management destination;

  .  continue to build our candidate community;

  .  expand operations globally;

  .  establish leadership and expand our presence in targeted industries; and

  .  continue to improve our Internet-based technology infrastructure.

                                  The Offering

Shares of Class A common stock offered
 by LeadersOnline......................           shares

Shares of common stock outstanding after this offering:

  Class A common stock.................           shares

  Class B common stock................. 16,140,000 shares

Use of proceeds........................ To accelerate our global marketing campaign, to continue to enhance our
                                        Internet-based technology platform, to
                                        continue to introduce and expand our
                                        solution and for other general
                                        corporate purposes. See "Use of
                                        Proceeds".

Proposed Nasdaq National Market
 symbol................................ "LDRS"

                                ----------------

    The shares of common stock to be outstanding immediately after this offering are stated as of March 31, 2000. The shares of common stock to be outstanding exclude 5,380,000 shares of Class A common stock reserved for issuance under our 2000 Stock Option Plan, of which 4,245,150 shares at a weighted average exercise price of $1.90 per share were subject to outstanding options as of March 31, 2000.

    Holders of our Class A common stock generally have the same rights as holders of our Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by law. Class B common stock may be converted into Class A common stock at any time on a one-for-one basis. The Class A common stock and the Class B common stock are referred to together as the common stock. Following this offering, Heidrick &
Struggles will own 16,140,000 shares of Class B common stock or     % of the
combined voting power of our common stock.

    Except as otherwise specified in this prospectus, all information in this prospectus:

  . gives effect to the automatic conversion of all outstanding shares of our Series A preferred stock into 600,000 shares of our Class A common stock, which will occur upon completion of this offering;

  . gives effect to the 1,614-for-one split of our common stock in February
    2000; and

  . assumes that the underwriters do not exercise the over-allotment option that we have granted to them to purchase additional shares in the offering. See "Underwriting".

                             Corporate Information

    We were organized as a division of Heidrick & Struggles in 1998 and incorporated in Delaware in January 1999. Our principal executive offices are located at 18401 Von Karman Avenue, Suite 500, Irvine, California 92612, and our telephone number is 949.752.1000. Our address on the World Wide Web is www.leadersonline.com. References in this prospectus to our web site do not incorporate by reference the information contained on our web site.

                             SUMMARY FINANCIAL DATA

    The following table sets forth summary financial data of LeadersOnline which have been derived from, and are qualified by reference to, the financial statements. Additionally, the following table sets forth certain unaudited pro forma condensed financial data that assumes certain events had occurred on January 1, 1999 for the statement of operations and on December 31, 1999 for the statement of financial position. The unaudited pro forma data does not reflect, except as indicated in the notes thereto, the effects of any anticipated changes to be made by us in our operations from the historical operations and are presented for informational purposes only. The following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes appearing elsewhere in this prospectus.

                                                     Year Ended December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
Statement of Operations Data:
Revenue............................................ $        --   $  2,616,762
Cost of revenue....................................          --      1,188,623
                                                    ------------  ------------
Gross profit.......................................          --      1,428,139
Operating expenses.................................    1,538,589     6,585,413
                                                    ------------  ------------
Net loss........................................... $ (1,538,589) $ (5,157,274)
                                                    ============  ============
Pro forma net loss (unaudited)(1)..................               $ (5,247,027)
                                                                  ============
Net loss per share:
Basic and diluted.................................. $      (0.10) $      (0.32)
Pro forma basic and diluted (unaudited)(2).........               $      (0.31)
Shares used in computing net loss per share:
Basic and diluted..................................   16,140,000    16,140,000
Pro forma basic and diluted (unaudited)(3).........                 16,740,000

                                                   December 31, 1999
                                        ----------------------------------------
                                                                    Pro forma
                                                   Pro forma (4) as Adjusted (5)
                                          Actual    (unaudited)    (unaudited)
                                        ---------- ------------- ---------------
Balance Sheet Data:
Cash................................... $      --   $1,500,000
Total assets...........................  4,149,749   7,149,749
Total stockholders' equity.............  2,257,251   5,257,251

--------
(1) The unaudited pro forma net loss includes the provisions of the Intercompany Agreement with Heidrick & Struggles, dated April 4, 2000, which would have increased general and administrative expenses by $11,250 and sales and marketing expenses by $78,503.

(2) The pro forma earnings per share have been adjusted to reflect the increase in pro forma net loss from (1) above and the dilutive effect of conversion of shares discussed in (3) below.

(3) The pro forma basic and diluted shares have been adjusted to reflect the automatic conversion of the 600,000 shares of Series A preferred stock discussed in (4) below.

(4) Reflects the issuance of 600,000 shares of our Series A preferred stock for cash and future services to be received in connection with our strategic arrangements with Business Week and VerticalNet.

(5) As adjusted to reflect our sale of    shares of Class A common stock in
    this offering at an assumed initial public offering price of $   per share,
    after deducting the estimated underwriting discount and offering expenses.

                                  RISK FACTORS

    An investment in our Class A common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the trading price of our Class A common stock could decline significantly and you could lose all or a substantial part of your investment. You should also refer to the other information appearing elsewhere in this prospectus, including our financial statements and the related notes.

                         Risks Related to Our Business

We have a limited operating history against which prospective investors can evaluate our business and prospects

    We began operations as a separate division of Heidrick & Struggles in January 1998 and were incorporated on January 29, 1999. Accordingly, we have only a limited operating history against which prospective investors can evaluate our business and prospects. In addition, our business must be considered in light of the uncertainties encountered by companies in the early stages of development in new and rapidly evolving markets. Some of the uncertainties faced by us in the online recruiting market include:

  . whether we will successfully attract and retain a sufficient number of employers to recruit online using our network instead of other online recruitment providers and traditional offline recruiting methods; and

  . whether we will successfully attract a sufficient number of quality candidates to become members of our community.

    Because of our limited operating history and the developing nature of our markets and services, our historical financial information is not a reliable indicator of future performance. Therefore it is difficult to evaluate our business and prospects.

We have never been profitable and may not be profitable in the future

    We have never been profitable. As of December 31, 1999, we had an accumulated deficit of $5.2 million. We are not certain when we will become profitable, if at all. We expect to continue to incur losses in the foreseeable future because we anticipate incurring significant expenses in connection with building global awareness of LeadersOnline, improving our products and services and expanding internationally. We will need to generate significantly higher revenues in order to achieve and maintain profitability. If our revenues do not grow or grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenues to achieve or sustain profitability. For example, we may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to create and maintain brand awareness among potential candidates and employers. Moreover, these efforts may not result in a sufficient increase in revenues to ultimately achieve profitability. If we do not achieve and maintain profitability, the price of our Class A common stock will likely decline substantially.

Our business model is unproven and relies on the success of the Internet as a recruiting medium

    Our product is new and our business model and profit potential are unproven. To be successful, we must develop and market an online recruitment offering that achieves broad market acceptance by both candidates and employers and captures the efficiencies generally associated with the Internet. In particular, our future success is highly dependent on a significant increase in the use of the Internet as a recruiting medium.

    The online recruitment market, however, is new and rapidly evolving and we cannot yet gauge its effectiveness as compared to traditional recruiting methods. As a result, demand for, and market acceptance of, online recruitment offerings are uncertain. Most of our current and potential clients have little or no experience using the Internet for recruiting purposes and have allocated only a limited portion of their recruiting budgets to online recruiting. In order for our business to be successful, our clients must be able to process candidates more quickly than they have in the past with traditional recruiting methods. We must also realize the efficiencies available through the Internet, which may be limited by our dependence on the use of search professionals to assist in our recruitment process. To the extent that online recruiting is not as effective as traditional recruiting methods or to the extent that we are unable to successfully capture the efficiencies generally associated with the Internet, our business will be substantially harmed.

We may be unable to secure multi-year, multi-engagement projects

    The success of our current business model depends on our ability to secure multi-year, multi-engagement projects in order to achieve scalability and efficiency. Although we have recently initiated efforts to secure these multi-year, multi-engagement projects, we cannot be certain that we will be successful in doing so. Even if we are successful in securing these projects, we cannot be certain that the nature of these projects will allow us to achieve the economies of scale that we expect. To the extent that we are unable to secure the number and type of multi-year, multi-engagement projects that we expect, our revenue may not reach our expectations or our costs may exceed our expectations. These results could substantially harm our business.

The unpredictability of our quarterly revenues may negatively affect the trading price of our Class A common stock

    As a result of our limited operating history and the developing nature of the markets in which we compete, we may be unable to accurately forecast our revenue. If our revenue for a quarter falls below our expectations and we are not able to respond by quickly reducing our spending, our operating results for that quarter would be harmed. We currently intend to substantially increase our operating expenses to develop new service offerings, fund increased marketing activities, enter into and implement strategic relationships and further develop our technology. To the extent these expenses precede or are not subsequently followed by increased revenue, our operating results will be significantly below expectations. As a result, our annual or quarterly operating results may be below the expectations of securities analysts and investors, which would adversely affect the trading price of our Class A common stock.

The success of our business model depends on our ability to develop awareness of the LeadersOnline brand name

    Gaining widespread awareness of our brand name is critical to achieving acceptance of our services and integral to the success of our business model. We may incur brand name development costs that we are not able to recover through increased revenues. A critical component of developing brand name awareness is developing a reputation for quality service. In order to achieve a reputation for quality service, we must be successful in completing searches for our initial clients. If, among other matters, we are not able to fill positions as quickly or successfully as our clients expect, our reputation and brand name could be harmed and our opportunities to succeed could be significantly harmed.

Our business is heavily dependent on our relationship with Heidrick & Struggles and its referral of clients and candidates to us

    We are heavily dependent on our relationship with Heidrick & Struggles. To date, we have obtained our clients almost exclusively through the Heidrick & Struggles network and we heavily utilize the Heidrick & Struggles database of candidates. We recently entered into an intercompany agreement with Heidrick & Struggles that sets forth the terms of our relationship, and a summary of this agreement is contained under "Related Party Transactions". We anticipate that our relationship with Heidrick & Struggles will continue to be a significant source of business for us in the foreseeable future and a critical component of our growth strategy. If the professionals at Heidrick & Struggles fail to provide us with adequate client referrals, for any reason, our business will be significantly harmed.

We will not be able to attract employers or candidates if we do not continually enhance and develop the content and features of our services

    To remain competitive, we must continually improve the responsiveness, functionality and features of our services and develop other services that are attractive to employers and candidates. Our failure to do so could result in the loss of employers and candidates that currently use our web site to our competitors and cause us to fail to attract new ones. Also, any new or enhanced service that is not favorably received by employers and candidates could impair our reputation and significantly harm our business.

If we are unable to manage our growth, our revenues may be reduced

    Rapid expansion strains our infrastructure, management, internal controls and financial systems. We may not be able to effectively manage our present growth or any future expansion. To support our growth, we have hired the majority of our employees within the last year. This rapid growth has also strained our ability to integrate and properly train our new employees. Inadequate integration and training of our employees may result in underutilization of our employees and may reduce our revenues and hinder our ability to achieve or maintain profitability. We expect to continue to hire a significant number of new employees to support our business. Our current information systems, procedures and controls may not continue to support our operations and may hinder our ability to successfully implement our Internet marketplace for the recruiting industry. In addition, if we are unable to undertake new business due to a shortage of staff or technology resources, our growth will be impeded. If we cannot manage our growth effectively, it is likely that our revenue and results of operations will not meet expectations.

We rely on the services of our senior management and other key personnel, and their knowledge of our business and technology would be difficult to replace

    We believe that our success depends on the continued employment of our senior management team and other key personnel. Currently, our key executives are Michael Christy, our Chief Executive Officer; James Quandt, our Chief Operating Officer and Carole Owen, our Chief Financial Officer. The success of our business is also highly dependent on our ability to attract and retain e!Cruiters and e!Search associates who possess the skills and experience necessary to fulfill our clients' recruitment needs. In order for our business to be successful, our e!Cruiters must complete many more placements each year than recruiters at a traditional recruitment firm.

    Any of our officers, e!Cruiters, e!Search associates or other employees can terminate his or her employment relationship with us at any time. The loss of any member of our senior management team or a significant number of our e!Cruiters and e!Search associates or our inability to attract or retain qualified employees to meet the growing demands of our clients could significantly harm our business and our prospects of achieving or sustaining profitability.

If we are not successful at building our candidate community, we may have difficulty completing our recruitment engagements and our revenues may not grow as projected

    Our business depends on having access to a broad range of qualified candidates. We are building our candidate community by accessing various online candidate sources and by soliciting potential candidates to post their skills and experience on our web site. We may not be able to attract and retain a sufficient number of high quality candidates to successfully complete our recruitment engagements for various clients. If we fail to successfully complete recruitment engagements for clients, our reputation will suffer and we will likely have difficulty obtaining future recruitment engagements, which will significantly reduce the likelihood of generating enough revenue to achieve and maintain profitability.

We face the risk of liability in performing recruitment searches

    We are exposed to potential claims with respect to the recruitment search process. Clients could assert claims for breaches of confidentiality agreements or malpractice. In addition, a candidate could assert an action against us. Possible claims include failure to maintain the confidentiality of the candidate's employment search or for discrimination or other violations of the employment laws. We maintain professional liability insurance in amounts and coverages as we believe are adequate. We cannot guarantee, however, that our insurance will cover all claims and that the coverage will be available at reasonable rates. The assertion of one or more claims against us could, among other matters, significantly damage our reputation and significantly harm our business.

Our business could be adversely affected if we fail to successfully develop our international operations

    We intend to develop our international operations as an integral part of our business plan. To date, we have limited experience in marketing, selling and distributing our solution internationally. Our success in international markets is directly dependent on the success of Heidrick & Struggles and their dedication of sufficient resources to our relationship.

    Our international operations are subject to other inherent risks, including:

  .the impact of recessions in economies outside the United States;

  .changes in regulatory requirements;

  .more restrictive privacy regulation;

  . reduced protection for intellectual property rights in some countries;

  . potentially adverse tax consequences;

  . difficulties and costs of staffing and managing foreign operations;

  . political and economic instability; and

  . fluctuations in currency exchange rates.

Our business may not grow as quickly as expected if we fail to successfully develop our international operations.

If we acquire new businesses or technologies, we may be unable to integrate them with our business or we may incur significant expenses in connection with such acquisitions, which may restrict our business or impair our financial performance

    If appropriate opportunities present themselves, we may acquire businesses, technologies, services or products that we believe are beneficial to our business. We do not currently have any understandings, commitments or agreements with respect to any significant acquisition, nor are we currently pursuing any acquisition. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, technology, service or product, we have little experience in integrating an acquisition into our business; the process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. Moreover, we have not made any significant acquisitions, and we may never achieve any of the benefits that we might anticipate from a future acquisition. If we make future acquisitions, we may issue shares of stock that dilute other stockholders, incur debt, assume contingent liabilities or create additional expenses relating to amortizing goodwill and other intangible assets, any of which might harm our financial results and cause the trading price of our Class A common stock to decline. Any financing that we might need for future acquisitions may only be available to us on terms that restrict our business or that impose on us other costs.

Intense competition may cause us to lose market share or reduce our gross profit

    The market for recruiting services is intensely competitive, highly fragmented and quickly evolving. We face competition from a number of sources, including:

  . Internet-based recruiting firms, such as FutureStep and TMP Worldwide;

  . traditional, regional and specialized executive search firms;

  . alternative recruiting services, such as Internet job boards and print advertising;

  . internal resources of employers; and

  . large Internet information hubs or portals.

    We believe the principal competitive factors in our market are quality, breadth and integration of service offerings, quality of candidate selection, reputation and brand name recognition. Many of our competitors have indicated that they may expand their service offerings, including those who may provide online services designed to be substantially equivalent to the service we offer. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer better or more comprehensive solutions (including solutions which make effective use of the Internet), allowing them to rapidly acquire significant market share. Intense competition could also impact the manner in which we price our services. Therefore, the entry of new competitors or the expansion of the service offerings of our existing competitors will likely harm our business and reduce our gross profit.

We may not be able to obtain sufficient funds to grow our business and enhance our services

    We may need additional financing to continue to grow our business and enhance our services. If additional financing is not available as we require it or is not available on acceptable terms, we may be unable to fund our growth strategy. Our failure to accomplish our growth strategy would significantly impair our ability to increase revenue and achieve or sustain profitability. In the event that we are able to raise additional funds, we may do so by issuing additional equity or debt securities. If we issue additional equity or debt securities, you may experience substantial dilution in the value of your ownership interest. The terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In any of these cases, the price of our Class A common stock could decline substantially.


        Risks Related to the Internet and Our Technology Infrastructure

Our competitors could reproduce or develop similar or superior technology

    Our efforts to protect our technology and functionality may be inadequate in light of the limited protection offered by existing trade secret, copyright and trademark laws. For example, we may be unable to adequately protect our Internet-based technology infrastructure and other companies may reproduce or independently develop similar or superior technology without infringing our intellectual property. The unauthorized reproduction or other misappropriation of our intellectual property could also enable third-parties to benefit from our technology, brand name and resources without paying us for them and could cause us to lose business to our competitors. If we resort to legal proceedings to protect our intellectual property, the proceedings could be burdensome and expensive. Any of the foregoing events would likely result in significant harm to our business that could limit the growth of our revenues or add expenses and result in a decline in the trading price of our Class A common stock.

We are vulnerable to intellectual property infringement claims brought against us by others, and could be forced to spend substantial sums to defend against such suits

    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our services, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our market will increase in number as more participants enter the market. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit.

If others use domain names that are similar to ours, traffic to our web site could decrease

    We currently hold the rights to the Internet domain name "LeadersOnline.com" and several other variations on that domain name. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "LeadersOnline.com" or the other similar domain names in all of the countries in which we conduct business. The relationships among regulations governing domain names and laws protecting trademarks and similar proprietary names are unclear. Therefore, we could be unable to prevent third-parties from acquiring domain names that are similar to ours, or that infringe or otherwise decrease the value of our trademarks and other propriety rights. Also, there are risks that in the future third-parties could prevent us from continuing to use one or more of our domain names. Any of these risks could result in decreased traffic to our web site by our market participants.

Substantially all of our technology requirements have been outsourced

    We have outsourced substantially all of our technology requirements to third-parties, such as Exodus Communications and NetBase Corporation. In the case of NetBase, we believe that we provide more than 50% of its current revenues. If any of these third-parties were to cease operations or otherwise be unable to fulfill our technology requirements on a timely basis, we may be unable to perform our operations in the manner in which we expect. To the extent that we are not able to effectively perform our operations, our reputation and business could be significantly harmed.

Others may refuse to license important technology to us or may increase the fees they charge us for this technology, which may increase our costs or harm our growth

    We rely on third parties to provide us with some software and hardware, for which we pay fees. This software and hardware has been readily available, and to date we have not paid significant fees for their use. These third parties may increase their fees significantly or refuse to license their software or provide their hardware to us. While other vendors may provide the same or similar technology, we cannot be certain that we can obtain the required technology on favorable terms, if at all. If we are unable to obtain required technology at a reasonable cost, our growth prospects and operating results may be harmed through impairment of our ability to conduct business or through increased cost.

    We also intend to continue to license certain content for our web site from third parties, including content which is integrated with internally-developed content and used on our web site to provide important services. We cannot ensure that third-parties will continue to license this content to us on commercially reasonable terms or that we will be able to successfully integrate third party content. Licensing content from third parties exposes us to risks associated with the assimilation of new content, the diversion of resources from the development of our content, the inability to generate revenue from new content sufficient to offset associated acquisition costs and the maintenance of uniform, appealing content. Our inability to obtain any of these licenses could delay site development or services until we can identify, license and integrate equivalent content. Any delays in site development or services could cause our participants to decrease their use of our marketplace.

Disruption of our services due to unanticipated problems or failures could harm our business

    Our web site resides on a computer system hosted by Exodus Communications. This system's continuing and uninterrupted performance is critical to our success. Interruptions in performance may arise from computer viruses, "hacker" attacks, telecommunications failures, fire, power loss, water damage, vandalism and other similar unexpected adverse events. Candidates and employers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. Sustained or repeated system failures would reduce the attractiveness of our services to candidates and employers. Slower response time or system failures may also result from straining the capacity of our deployed software or hardware due to an increase in the volume of pages viewed through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our business would be substantially harmed.

If rapidly developing technology, including the Internet, does not enable us to improve our services as projected, we may not attract new clients and our brand could become less valuable

    The market for Internet services is characterized by rapid technological developments, frequent new service introductions and evolving industry standards. The developing character of these services and their rapid evolution will require our continuous improvement in performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to meet these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our web sites and services. This could affect our business and financial condition. New Internet services or enhancements which we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could cause the value of our brand name and reputation to be severely impaired and result in a significant decline in the trading price of our Class A common stock.

If the Internet does not continue to grow as a medium for commerce, our business plan will fail

    Our long-term viability is substantially dependent upon the development of the Internet as an effective medium of commerce, especially for the recruitment of mid-level executives and professionals. This development depends upon a number of factors including continued growth in the number of users, concerns about transaction security, continued development of the necessary technological infrastructure, development of enabling technologies, uncertain and increasing government regulation and the development of complementary services and products.

    Use of the Internet as a means of effecting business transactions is at an early stage of development. For us to be successful, businesses must accept and utilize new ways of conducting business and exchanging information. Convincing businesses to recruit mid-level executives and professionals online may be particularly difficult, as these businesses have historically relied on traditional off-line recruitment methods which depend on personal relationships and contact. We cannot assure you that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of businesses will adopt, and continue to use, the Internet and commercial online services as a medium of commerce.

    Growth in the demand for our Internet marketplace depends on the adoption of e-commerce and Internet solutions by both potential employers and job candidates, who must accept a new way of recruiting. Our business could suffer significantly if e-commerce and Internet solutions are not accepted or not perceived to be effective by businesses or job candidates. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including:

  . inadequate development of the necessary infrastructure for Internet-based communications by employers and candidates;

  . security and confidentiality concerns of candidates;

  . lack of development of complementary products, such as high-speed modems and high-speed communication lines; and

  . governmental regulation.

Changes in government regulation of the Internet could adversely affect our business

    Laws and regulations directly applicable to Internet communications and commerce are becoming more prevalent, and new laws and regulations are under consideration by both domestic and foreign governments. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium. For example, the U.S. federal and various state governments have recently proposed limitations on the fair collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that limits the way in which we may collect and use information regarding Internet users in Europe.

    The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens and costs on companies conducting business over the Internet. Our business could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

                         Risks Related to this Offering

The net proceeds from this offering may be allocated in ways with which you disagree

    Our management has significant flexibility in applying the net proceeds we receive from this offering. Because the net proceeds are not required to be allocated to any specific investment or transaction or in any specific manner, our management may apply the proceeds in ways with which you may disagree. Further, management's failure to effectively apply the proceeds could substantially harm our business and result in a substantial decline in our stock price. See "Use of Proceeds".

Heidrick & Struggles will control stockholder action after this offering and it may vote its shares in ways with which other investors disagree

    Immediately after this offering, Heidrick & Struggles will beneficially own
all of the outstanding shares of our Class B common stock, representing     %
of the voting power of our voting capital stock. As a result, Heidrick & Struggles will possess the ability to elect all of the directors to our board of directors and to approve significant corporate transactions. Heidrick & Struggles may also decide to transfer all or some of its shares of Class B common stock to one or more third-parties without the consent of the Class A common stockholders. This control by Heidrick & Struggles gives it the ability to cause or prevent a change in control of LeadersOnline or to otherwise affect our business in ways with which you may disagree.

It may be difficult and expensive to acquire us

    Immediately after this offering, Heidrick & Struggles will have the ability to impede or prevent a change in control of LeadersOnline as a result of its
beneficial ownership of     % of our voting capital stock. In addition,
antitakeover provisions in our Amended and Restated Certificate of Incorporation, our Bylaws and the Delaware laws may make the acquisition of LeadersOnline in a transaction not approved by our board of directors more difficult and expensive. Some of the provisions in our Amended and Restated Certificate of Incorporation and Bylaws include:

  . limitations on stockholder actions;

  . advance notification procedures for director nominations and actions to be taken at stockholder meetings; and

  . the authorization to issue one or more series of preferred stock with voting rights and other powers.

    These provisions could discourage an acquisition attempt or transactions in which the Class A common stockholders receive a premium over the prevailing market price for the Class A common stock.

We do not anticipate paying dividends

    Even if we become profitable, we intend to retain all of our earnings for the future operation and expansion of our business. We do not anticipate paying cash dividends on our Class A common stock at any time in the foreseeable future. See "Dividend Policy".

There is no prior existing market for our Class A common stock and the price of our Class A common stock may be volatile, which may lead to substantial investment losses

    There is currently no public market for our Class A common stock. The initial public offering price of our Class A common stock will be determined through negotiations between representatives of the underwriters and us and may not be representative of the price that will prevail in the open market. You may not be able to resell your shares at or above the initial public offering price. See "Underwriting" for a description of the factors evaluated in determining the initial public offering price and the arrangement between the underwriters and us.

    We have filed an application for the quotation of our Class A common stock on the Nasdaq National Market. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid it will be. The market price for the Class A common stock could be highly volatile and could be subject to wide fluctuations in response to the following and other factors:

  . quarterly variations in our operating results;

  . announcements by us regarding recruitment activity through our site;

  . investor and analyst perception about us and the online recruiting industry in general;

  . announcements of new services by our competitors and other factors that may affect the demand for our services; and

  . changes in financial estimates for our industry or us by securities analysts.

    In addition, securities traded in the stock market have recently experienced extreme price and volume fluctuations that sometimes have been unrelated or disproportionate to the companies' operating performance. This has been especially true with Internet companies. It is possible that our Class A common stock will experience extreme price and volume fluctuations, potentially leading to substantial losses in your investment in our Class A common stock. Declines in the trading price of our Class A common stock could also materially and adversely affect our ability to retain qualified employees and to access the capital markets, among other matters.

Shares eligible for future sale may adversely affect the market price of our Class A common stock

    Sales of a substantial number of shares of Class A common stock in the public market following this offering could cause the market price of our Class A common stock to decline. Upon completion of this offering, there will be outstanding shares of Class A common stock and 16,140,000 outstanding shares of Class B common stock that are convertible into shares of Class A common stock. Of the outstanding shares of Class A common stock, the
shares sold in this offering and the          shares issued upon exercise of
the underwriters' over-allotment option will be immediately available for sale.
In addition, there are currently           shares of Class A common stock
issuable under options which have been granted under our stock option plan. See "Shares Eligible for Future Sale".

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our financial condition, operations, plans, objectives and performance. They also include statements concerning projections of revenue and expenses, income and loss, capital expenditures, dividends, capital structure and other financial terms. Statements on the following subjects are forward-looking in nature:

  . our strategy;

  . our understanding of our competition;

  . market trends;

  . projected capital expenditures;

  . the impact of the Internet on our products, operations and business; and

  . use of the proceeds of this offering.

    The forward-looking statements are based on our management's beliefs, assumptions and expectations of our future performance, taking into account the information currently available to them. These beliefs, assumptions and expectations can change as a result of many possible events or factors, many of which are not known to us. If there is a change, our financial results or performance may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision in the Class A common stock, along with the following factors that could cause our forward-looking statements to vary:

  . general volatility of the capital markets and the market price of our Class A common stock;

  . degree and nature of our competition;

  . other factors referenced in this prospectus, including those set forth under "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

    When we use the words "believe", "expect", "anticipate", "estimate" or similar expressions, we are intending to identify forward-looking statements. You should not place undue reliance on these forward looking statements.

                                  INFORMATION

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of Class A common stock. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the            shares of Class A
common stock, after deducting underwriting discounts and commissions and estimated offering expenses and based upon an assumed initial public offering
price of $       per share of Class A common stock, are estimated to be
$           . We currently intend to use the net proceeds from this offering:

  . to implement an accelerated global marketing campaign that will target mid-level executives and professionals and leading global employers;

  . to continue to enhance our Internet-based technology platform;

  . to continue to introduce and expand the LeadersOnline solution; and

  . for other general corporate purposes, including working capital and capital expenditures.

    We may, if appropriate opportunities arise, use an undetermined portion of the net proceeds to acquire or invest in complementary companies, service offerings or technologies. We do not have any agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any transaction. Pending these uses, we intend to invest the funds in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never paid any cash dividends and do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth our capitalization at December 31, 1999:

  . on an actual basis;

  . on an as adjusted basis to reflect the receipt by us of the net proceeds from our sale of shares of Class A common stock offered in this
    offering, assuming an initial public offering price of $    per share,
    after deducting underwriting discounts, commissions and estimated offering expenses, and the application of the net proceeds from the Class A common stock offered in this offering as described under "Use of Proceeds". This table should be read in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus.

                                                        At December 31, 1999
                                                      -------------------------
                                                        Actual     As Adjusted
                                                      -----------  ------------
   Cash.............................................  $       --   $
                                                      ===========  ============
   Total debt.......................................  $       --   $
                                                      -----------  ------------
   Stockholders' equity
     Common stock $0.01 par value, 16,140,000 shares
      authorized, issued, and outstanding at
      December 31, 1999.............................      161,400
     Preferred stock................................          --
     Additional paid in capital.....................    7,253,125
     Accumulated deficit............................   (5,157,274)
                                                      -----------  ------------
       Total stockholders' equity...................    2,257,251
                                                      -----------  ------------
         Total capitalization.......................  $ 2,257,251  $
                                                      ===========  ============

                                    DILUTION

    Our net tangible book value as of March 31, 2000 was approximately
$           , or $       per share of common stock, based on
shares of common stock outstanding. Net tangible book value per share represents the amount of our total tangible assets less total liabilities,
divided by the number of shares of common stock outstanding as of          ,
2000.

    Our pro forma net tangible book value as of           , 2000 would have
been $     million, or $     per share after giving effect to:

  . the sale of         shares of Class A common stock at an assumed initial
    public offering price of $      per share (the midpoint of the range set
    forth on the cover page of this prospectus); and

  . the application of the remaining estimated net proceeds as described under "Use of Proceeds".

    This represents an immediate increase in pro forma net tangible book value
of $     per share to our existing stockholders and an immediate dilution of
$     per share to new investors purchasing Class A common stock in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share........................
     Pro forma net tangible book value per share before this offering.....
     Increase per share attributable to new investors.....................
   Pro forma net tangible book value per share after this offering........
   Dilution per share to new investors....................................

    The following table summarizes, on a pro forma as adjusted basis after giving effect to this offering, the differences between the existing stockholder and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average
price per share paid at an assumed initial public offering price of $     per
share, after deducting the underwriting discounts and commissions and estimated offering expenses:

                            Shares Purchased      Total Consideration      Average
                            -------------------   ----------------------  Price Per
                            Number     Percent     Amount      Percent      Share
                            ---------  --------   ----------- ----------  ---------
   Existing stockholders...                     % $                     %  $
   New investors...........                     % $                     %  $
                            ---------    -------  -----------   --------   ------
   Total...................                  100%                    100%
                            =========    =======  ===========   ========   ======

                            SELECTED FINANCIAL DATA

    The selected financial data presented below for each of the two years in the period ended December 31, 1999 have been derived from the respective audited financial statements of LeadersOnline which were audited by Arthur Andersen LLP, independent public accountants. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations", our audited financial statements and the related notes and the other financial data and statistical information appearing elsewhere in this prospectus.

                                                    Year Ended December 31,
                                                    -------------------------
                                                        1998         1999
                                                    ------------  -----------
Statement of Operations Data:
Revenue............................................ $        --   $ 2,616,762
Cost of revenue....................................          --     1,188,623
                                                    ------------  -----------
Gross profit.......................................          --     1,428,139
                                                    ------------  -----------
Operating expenses:
  Sales and marketing..............................      397,718    2,680,853
  Product development..............................      599,155    1,779,529
  General and administrative.......................      541,716    2,125,031
                                                    ------------  -----------
    Total operating expenses.......................    1,538,589    6,585,413
                                                    ------------  -----------
Net loss .......................................... $ (1,538,589) $(5,157,274)
                                                    ============  ===========
Basic and diluted loss per common share............ $      (0.10) $     (0.32)
                                                    ============  ===========
Basic and diluted weighted average common shares
 outstanding.......................................   16,140,000   16,140,000
                                                    ============  ===========

Balance Sheet Data (at end of period):
Working capital.................................... $   (468,000) $  (238,678)
Total assets.......................................      471,848    4,149,749
Accumulated deficit................................          --    (5,157,274)
Total division and stockholder's equity............        3,848    2,257,251

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of our financial condition and results of operations should be read in conjunction with the selected financial data and the audited financial statements and related notes appearing elsewhere in this prospectus.

Overview

    LeadersOnline provides an efficient business-to-business Internet marketplace focused on aggregating, screening and matching a high quality candidate supply with employer demand for mid-level executives and professionals. Through our Internet-based technology infrastructure, we offer end-to-end services that enable our marketplace participants to efficiently review information on candidates, career opportunities and the recruitment process. Our technology infrastructure is augmented by the recruiting expertise of our skilled search professionals at critical phases of the recruitment process. We have a diversified client base, including companies in the technology, financial services, industrial, consumer, professional services, telecommunications, and health care.

    We are a majority-owned subsidiary of Heidrick & Struggles International, Inc., the leading global executive search firm focused on senior-level executive recruitment. Effective January 1, 1998, we began operations as a separate division of Heidrick & Struggles; we were incorporated in Delaware in January 1999. As of April 5, 2000, Heidrick & Struggles owned approximately 96% of the outstanding stock of LeadersOnline.

    We have incurred significant costs to develop our corporate infrastructure, including costs to develop technology and recruit and hire personnel. As a result, we had an accumulated deficit of $5.2 million at December 31, 1999. We expect to incur operating losses for the foreseeable future as we invest in sales and marketing and product development.

    We have only a limited operating history upon which you can evaluate our business and prospects. Our limited operating history and the rapidly changing nature of our business makes predicting our future operating results difficult. As a result, at this time we believe that period-to-period comparisons of our operating results may not be good indications of our future performance, nor would our results for any particular period be indicative of future operating results.

Revenue

    We generate revenue by providing online recruiting services to our clients. Revenue consists of project fees from clients seeking to recruit mid-level executives and professionals. As of March 31, 2000, we had 80 clients in various industries. We charge our clients a fee for recruiting employees which is generally based on a percentage of first year compensation of a successfully placed candidate. As of March 31, 2000, fees as a percentage of total annual compensation of candidates placed were, on average, 32% for single search engagements and 25% for multiple search engagements. For the year ended December 31, 1999, one of our clients, E*Trade, accounted for more than 10% of our revenue.

    We generally provide three types of services for clients. The first is a standard retained search for a single engagement. For the retained search, the revenue from client services is recognized as clients are billed, generally over a three-month period commencing on the date of the initial acceptance of the search, which approximates the average period of a search. Payment of our fee is not contingent on the successful placement of a candidate. If a search is cancelled within the first 90 days, the fee is pro-rated up to the date of cancellation. If the search is completed before the 90 days have passed, the billing period is accelerated to the date of completion.

    The second type of service provided is a multiple engagement performance-based search. Fees for these searches are made up of a commencement fee that is billed when the search contract is signed and performance fees, which are billed upon placement of candidates. The revenue related to the commencement fee is deferred when billed and recognized ratably over the life of the contract. The revenue for the placement of candidates is recognized when billed. For some multiple engagement searches, there is also a service fee which is billed and recognized monthly over the life of the contract.

    The third type of service provided is a multiple engagement search that is made up of two distinct components. The first component is providing consultation and other services including needs assessment, position evaluation, qualifications/skills assessment, development of client content on our web site, and development of opportunity pages. A specific fee is billed for these consultative services upon completion of services. The second component is a performance-based fee which is billed when an offer is extended by the client to a candidate. Revenue is recognized when fees are billed.

Cost of Revenue

    Cost of revenue represents costs incurred to search for and place candidates with our clients and consists primarily of compensation and benefits paid to e!Cruiters and e!Search Associates and amounts paid to third-party consultants for search and recruiting services. In addition, it includes certain costs related to our web site, including a portion of depreciation, hosting and other related costs. Because we expect to derive more revenue per e!Cruiter and e!Search Associate over time, we expect our cost of generating revenues to decrease as a percentage of revenue over time.

Operating Expenses

    Our operating expenses are divided into three categories: sales and marketing, product development, and general and administrative expenses.

Sales and marketing

    The key components of sales and marketing are compensation and benefits paid to Client Development Executives and amounts paid to Heidrick & Struggles and other third-party consultants. These expenses also include advertising and public relations. We believe that the continued enhancement of the LeadersOnline brand will be critical to our success. Accordingly, we expect to increase our sales and marketing expenditures significantly in future periods to accomplish this goal.

Product development

    The key components of product development include costs to develop and assess alternatives for upgrades of our software and web site. These expenses include third-party contract development costs. We expect to significantly increase our spending on product development costs in future periods to strengthen our ability to continue to provide quality service to our clients and candidates.

General and administrative

    The key components of general and administrative expenses include compensation and benefits for executive and administrative staff, corporate expense charges from Heidrick & Struggles, professional fees, travel, depreciation, and other general office expenses. We expect our general and administrative expenses to increase in the foreseeable future as we continue to incur expenses to support the growth of our business and operations as a public company.

Results of Operations

    The following table sets forth for 1999, our selected statement of operations data as a percentage of revenue. As there was no revenue in 1998, information for that year would not be meaningful and has been excluded. The historical results are not necessarily indicative of results to be expected in future periods.

                                                                     Year Ended
                                                                    December 31,
                                                                        1999
                                                                    ------------
       Revenue.....................................................     100.0%
                                                                       ------
       Cost of revenue.............................................      45.4%
                                                                       ------
       Gross profit................................................      54.6%
                                                                       ------
       Operating expenses:
         Sales and marketing.......................................     102.5%
         Product development.......................................      68.0%
         General and administrative................................      81.2%
                                                                       ------
           Total operating expenses................................     251.7%
                                                                       ------
       Net loss....................................................    (197.1)%
                                                                       ======

Year Ended December 31, 1999 Compared to the Year Ended December 31, 1998

Revenue

    Revenue was $2.6 million in 1999. We had no revenue during 1998 because the business was still in the development stage. In 1999, revenue consisted of project fees. In 1999, 65% of our revenue was from retained searches and 35% was from multiple engagement searches.

Cost of revenue

    Cost of revenue was $1.2 million in 1999. We had no cost of revenue during 1998.

Sales and marketing

    Sales and marketing increased $2.3 million to $2.7 million in 1999, from $0.4 million in 1998. The increase in sales and marketing was due primarily to an increase in the number of Client Development Executives and the amount of client referral fees paid to Heidrick & Struggles.

Product development

    Product development increased $1.2 million to $1.8 million in 1999, from $0.6 million in 1998. The increase in product development was due primarily to increases in third-party contract development costs for product refinements and costs to assess alternatives for upgrades of our software and web site.

General and administrative

    General and administrative expenses increased $1.6 million to $2.1 million in 1999, from $0.5 million in 1998. The increase in general and administrative expenses was due primarily to increased executive and administrative personnel and related overhead to support our growth.

Liquidity and Capital Resources

    Since inception, we have financed our activities primarily through capital contributions from Heidrick & Struggles and internally generated funds.

    We expect our operating expenses to grow significantly as we enhance our brand, expand and enhance our services and develop additional revenue sources. We believe that the net proceeds of this offering will be sufficient to meet our anticipated cash requirements to fund operating losses and our other working capital needs for the next 18 months. Heidrick & Struggles intends to provide the necessary financial support to ensure our continued operations until at least January 2, 2001. We cannot assure you that additional funding, if required, will be available to us in amounts or on terms acceptable to us. If sufficient funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop new products and services or otherwise respond to competitive pressures would be significantly limited. These limitations would materially and adversely affect our business, financial condition and results of operations.

    Cash flows used in operating activities were $6.8 million in 1999, due primarily to the net loss from operations and increases in working capital. In 1998, cash flows used in operating activities were $1.1 million, due primarily to the net loss from operations, partially offset by decreases in working capital.

    Cash flows from financing activities were $7.4 million and $1.5 million in 1999 and 1998, respectively. Our financing activities include contributions to capital from Heidrick & Struggles.

    Capital expenditures totaled $0.6 million and $0.5 million in 1999 and 1998, respectively. These expenditures consisted primarily of purchases of computer equipment and software, system development costs and office furniture and fixtures.

    We have entered into a two-year agreement to be the exclusive online recruiting provider on select web sites of ITworld.com, Inc. to increase our candidate base, enhance our value for our clients and increase our brand recognition. As part of this agreement, we have committed to pay an advertising fee during each twelve-month period beginning on March 1, 2000. In addition, we have entered into a five-year agreement to establish a co-branded online career center and magazine with the Business Week operating unit of The McGraw-Hill Companies to augment our access to quality candidates and enhance our brand. As part of this agreement, we have committed to pay the greater of a royalty fee equal to a percentage of LeadersOnline revenue generated during the term of this agreement or a minimum fee. We also recently entered into a fifteen-month agreement to form a strategic relationship with VerticalNet to provide us with a significant source of both quality candidates and leading employers. As part of this agreement, we have committed to pay slotting fees, advertising sponsorship fees and a license fee. We also recently entered into an Intercompany Agreement with Heidrick & Struggles which requires that we pay Heidrick & Struggles 3% of our total revenue as a royalty for as long as we use the LeadersOnline name.

    As a result of a number of equity transactions subsequent to year end, more fully described in the notes to the financial statements, we may be required to record expense in fiscal year 2000 for the difference, if any, between the fair market value and the assigned value of the securities on the date of issuance. The charge could be material.

Quantitative and Qualitative Disclosures About Market Risk

    Currently, none of our monetary assets and liabilities and operating expenses are denominated in foreign currencies. Therefore, our financial exposure due to the effect of fluctuations in foreign currency rates is not material. We do not have any significant financial instruments outstanding and, thus, our exposure to interest rate fluctuations is not significant. In addition, we do not utilize any derivative security instruments.

Recently Issued Accounting Pronouncements

    During 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements". SAB No. 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The financial statements presented are in compliance with SAB No. 101.

    During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities", which establishes new standards for reporting information about derivatives and hedging. FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", in 1999, which deferred the effective date of SFAS No. 133 for one year. The statement is effective for periods beginning after June 15, 2000, and will be adopted by us as of January 1, 2001. We expect that the adoption of this statement will have no material effect on our financial position or results of operations.

Taxes

    For 1998, the Company was an operating division of Heidrick & Struggles and its losses were included in Heidrick & Struggles' tax return. As the financial statements are presented on a standalone basis, there is no tax benefit recorded in 1998 because as an operating division, the Company is not a tax-paying entity. For 1999, the Company is included in the consolidated federal income tax return of Heidrick & Struggles. As such, the Company's net operating loss for 1999 has been utilized by Heidrick & Struggles. Under the Company's tax sharing agreement with Heidrick & Struggles, the Company is not reimbursed by Heidrick & Struggles for the tax benefit of losses utilized in Heidrick & Struggles' consolidated federal income tax return. As a result, a deferred tax asset has not been recorded on the accompanying balance sheet. On a separate return basis, the Company would have recorded a tax benefit for its 1999 net operating losses with a corresponding valuation allowance as the realization of the benefit cannot be assured. It is expected that the Company will not be included in the consolidated federal tax return of Heidrick & Struggles after the initial public offering due to the anticipated dilution of Heidrick & Struggles' ownership interest in the Company below 80%.

                                    BUSINESS

Overview

    We are a leading business-to-business Internet marketplace that enables efficient and effective aggregation, matching and fulfillment of employer demand with candidate supply in the recruitment market for mid-level executives and professionals. Our marketplace and our value-added Internet-based services enable companies to fulfill their increasing demand for mid-level executives and professionals. In addition, through our LeadersOnline.com web site, we provide community and career- and leadership-focused content for our employer and candidate participants.

    Our Internet-based services are focused on the highly fragmented and underserved recruitment market for mid-level executives and professionals. We combine our Internet-based technology infrastructure, our in-depth knowledge of the human capital market and our expertise in the recruiting industry, to provide end-to-end Internet-based services for employees and candidates. Our services enable employers to efficiently review information on candidates and access a high quality candidate pool, while enabling candidates to efficiently review information on employers and to access career opportunities. Our technology infrastructure is augmented by the recruiting expertise of our e!Cruiting and e!Search professionals to create a streamlined recruitment and fulfillment process. We believe that our Internet-based solution offers employers more efficiency than traditional recruiting methods currently utilized by regional boutique recruiting firms. In addition, we believe that we provide more value-added services to employers and candidates than existing online recruiting services and job boards that focus on lower level job listings.

    We intend to establish LeadersOnline.com as the premier Internet destination and community site for career management and leadership resources. We also intend to build LeadersOnline as the leading global brand and the premier end-to-end Internet-based marketplace for mid-level executives and professionals. Our strategic relationship with Heidrick & Struggles, the world's leading executive search firm, provides us with access to its extensive base of leading companies and the expertise of experienced leadership consultants. In addition, we have entered into other strategic agreements with key technology and media companies, such as VerticalNet and Business Week, to rapidly build our marketplace of leading employers and high quality candidates.

    We believe, based on industry sources, that the potential annual recruiting market for mid-level executives and professionals ranges from approximately $8 billion to $13 billion of a total estimated recruitment market of $30 billion in 1999. Our existing client base represents a wide variety of industries, including technology, financial services, industrial, consumer, professional services, telecommunications and health care. Our clients include Hartford Computing Group, GartnerGroup, E*Trade, Andersen Consulting and CollegeClub.com. Since introducing LeadersOnline.com to the market, we have provided our Internet-based recruiting services to over 110 companies located throughout the United States and in Europe, and have matched and recruited candidates for a broad range of functions, including business development, finance, information technology and sales and marketing.

Industry Background

Growth of Business-to-Business e-Commerce on the Internet

    The Internet has emerged as the fastest growing communications medium in history and is dramatically changing how businesses and individuals communicate, share information and conduct commerce. Initially, the growth of the Internet created opportunities for conducting business-to-consumer and consumer-to-consumer e-commerce. More recently, the widespread adoption of intranets, the acceptance of the Internet as a communications platform, and increased and secure bandwidth have created a foundation for business-to-business e-commerce. This offers the potential for organizations to increase revenue, streamline complex business processes, lower costs and improve productivity. According to Forrester Research, Internet-based business-to-business e-commerce is expected to grow from $109 billion in 1999 to $2.7 trillion in 2004, accounting for more than 90% of the dollar value of e-commerce in the United States by 2004.

    Business-to-business e-commerce solutions frequently affect workflows that are vital to business operations by replacing various one-to-one human- or paper-based transactions with Internet marketplaces. These marketplaces bring together market participants and information and provide efficient and scalable solutions to business processes. We believe business-to-business Internet marketplaces are most likely to be successful in industries characterized by:

  . large numbers of fragmented and geographically dispersed market participants;

  . cumbersome and inefficient business processes;

  . lack of access to centralized and up-to-date information; and

  . large transaction volume.

The Recruitment Industry and the Supply of Human Capital

    In recent years, millions of new positions for executive, administrative, technical, managerial and professional personnel have been created. The rapidly growing number of open positions for these professionals has outpaced the growth in the number of qualified candidates. In addition to the scarcity of available talent, employee mobility has risen. These factors together have combined to make the growing number of positions difficult to fill. The key trends driving the scarcity and mobility of talent are as follows:

  . Tightening Labor Pool. According to the U.S. Bureau of Labor Statistics, the U.S. unemployment rate has dropped from approximately 7.8% in 1992 to approximately 4.1% in 1999, making it more difficult to find available candidates.

  . Shrinking Population of 25 to 34 Year-Olds. According to the U.S. Census
    Bureau, the population of 25 to 34 year-olds in the United States is expected to decline by approximately 4.9% between 1998 and 2003, reflecting lower birth rates in the 1960s and 1970s.

  . Change in Relationship Between Employer and Employee. Whereas in the past, employees typically remained with one employer for very long periods of time, current trends indicate that employees are frequently changing jobs. Based on data from the U.S. Bureau of Labor Statistics, the average person entering the workforce today will work for between eight and ten different employers, which increases the likelihood that positions will need to be filled and refilled frequently.

  . Lack of Centralized Information as a Result of a Fragmented Recruitment
    Market. According to data from Kennedy Research Associates, there are an estimated 5,000 executive search firms worldwide, with the ten largest firms in the United States controlling less than 20% of the market. As a result, employers and candidates are divided by a lack of efficient access to centralized information on the global recruitment market.

    As human capital determines a significant part of a company's competitive advantage, companies suffering from a scarcity of talent and from increasing employee turnover face the urgent need to reduce time to hire the talent needed to grow and operate their business. As open positions have become more difficult to fill, more companies have turned to recruiting firms to gain access to qualified candidates and to accelerate the hiring process. We believe, based on industry sources, that overall recruiting expenditures by businesses in the United States increased from approximately $24 billion in 1997 to approximately $30 billion in 1999.

Limitations of Traditional Recruitment Services

    Services offered by recruiters are generally divided into two distinct categories: engagements for senior executives and searches for lower-level workers. Engagements to recruit senior executives require a significant amount of human contact and coordination in order to identify and place candidates that meet detailed specifications. On the other hand, recruiting services for entry-level, lower compensation positions are typically focused on maximizing the quantity of candidates and providing minimal value-added services.

    In between these two extremes is a significant underserved market for comprehensive recruiting services which target mid-level executives and professionals. Currently, this market is predominantly served by thousands of regional, contingency-based and boutique retainer search firms with no single participant holding a significant market share. This environment creates substantial inefficiencies both for employers seeking to fill mid-level executive and professional positions and for candidates seeking high quality career opportunities.

    The traditional connection between an employer and a candidate occurs through a match-making process dependent on personal relationships, broadcast advertising and a multitude of one-to-one dialogues through telephone calls, faxes and mailings. Traditional recruiting methods can be inefficient and ineffective for recruiting mid-level executives and professionals, because they are typically characterized by one or more of the following limitations:

  . Labor Intensive. Traditional methods require a significant amount of manual identification of appropriate candidates and intensive human coordination of the recruitment process.

  . Ineffective Broadcast Advertising. The broadcast advertising methods traditionally used to solicit individuals for specific employment opportunities, such as newspaper classified advertisements, do not specifically target qualified and interested job candidates.

  . Geographically Focused. Traditional methods tend to focus on a geographically limited pool of potential candidates, making it difficult and expensive for employers to recruit beyond their particular regions.

  . Inconvenient for Candidates. Job candidates are required to search, identify, compare, evaluate and apply for individual employment opportunities.

  . Time Consuming. Traditional methods are process-intensive and time-consuming and, thus, frequently inefficient and ineffective for both employers and candidates.

Emergence of Online Recruitment Services

    The Internet has recently emerged as a recruiting tool due to its ability to reach millions of individuals worldwide and to provide and exchange information efficiently. The Internet, therefore, has the capability to connect job candidates with employers more effectively than traditional recruiting methods at a lower cost. For employers, online recruiting can potentially provide shorter time-to-hire, access to a larger pool of candidates, 24-hour accessibility to information via the Internet, global reach and more effective candidate targeting. For job candidates, online recruiting can provide the ability to more efficiently conduct job searches and gather information about employers on a confidential basis. For example, the Internet allows individuals to access information from many different sources and view opportunities available in many different regions and industries.

Limitations of Existing Online Recruitment Services

    While many of today's online recruitment offerings, such as online job boards, provide efficiencies for entry-level, lower compensation positions, most suffer from a number of limitations that reduce their effectiveness for the mid-level executive and professional recruitment segment. These limitations include:

  . Unscreened Candidate Databases. The candidate databases compiled by most online recruiters are typically large and unscreened. As a result, these databases frequently contain duplicative or outdated resumes and unqualified candidates. This makes it difficult and time-consuming for employers to effectively identify and select qualified candidates.

  . Ineffective Screening and Matching Process. Most online recruiters do not offer expertise and assistance in identifying and assessing qualified candidates and verifying candidate backgrounds. Moreover, these services generally do not target passive candidates or individuals who are not actively seeking new opportunities, but who might consider changing employers under favorable conditions.

  . Lack of Privacy and Control. Many online recruiters do not enable job candidates to restrict access to their resumes. Many mid-level executives and professionals will not post their resumes on an online job site unless they are able to control the dissemination of their personal information.

  . Limited Service Offering. Most online recruitment offerings do not offer comprehensive, end-to-end services that assist employers with multiple aspects of the recruitment process, including positioning employer opportunities and tracking, interviewing, assessing and hiring candidates.

  . Lack of Trusted Brand. We believe that most online recruiters have been unable to cultivate a brand trusted both by employers, to meet their mission critical recruitment requirements, and by candidates, to protect and promote their careers.

Opportunity for a Business-to-Business Internet Solution in the Recruitment Industry

    The limitations of current recruitment service offerings, the need for customization, the importance of quality, and the fragmentation of the recruitment industry create the opportunity for a business-to-business Internet marketplace that improves access to both employer and candidate information and streamlines the recruitment process. Employers could benefit from a solution that provides them with access to a global community of quality candidates, efficient recruiting through the Internet and recruiting expertise from a skilled team of search professionals. Candidates could benefit from a solution that provides them with access to a vast global network of leading employers while maintaining their privacy and control over the recruitment process. We believe, based on industry sources, that the potential annual recruiting market for mid-level executives and professionals ranges from approximately $8 billion to $13 billion of a total estimated recruitment market of $30 billion in 1999.

The LeadersOnline Solution: A Business-to-Business Internet Marketplace for Mid-level Executives and Professionals

    We provide an efficient business-to-business Internet marketplace focused on aggregating, screening and matching a high quality candidate supply with employer demand for mid-level executives and professionals. Through LeadersOnline.com, we offer end-to-end services that enable our marketplace participants to efficiently review and manage information on candidates, career opportunities and the recruitment process. Our technology infrastructure is augmented by the recruiting expertise of our skilled search professionals at critical phases of the recruitment process.

             [FLOWCHART OF LEADERSONLINE MARKETPLACE APPEARS HERE]

    We believe that the LeadersOnline.com marketplace will be a premier recruitment and career destination for employers and mid-level executives and professionals worldwide. In general, we target employers and candidates interested in opportunities with annual compensation ranging between $75,000 and $150,000, although from time to time the annual compensation may be outside of this range. Our strategic relationships with Heidrick & Struggles, Business Week and VerticalNet give us unique access to a global network of leading employers, hundreds of thousands of additional potential candidates and career content of interest to employers and candidates. Our solution features the following key benefits to both employers and candidates:

Benefits to Employers

 Access to High Quality Candidates. We have access to hundreds of thousands of candidates from all over the world through:

  . our Leaders! Candidate Community, which consists of the candidates who have joined our LeadersOnline.com marketplace through invitations from us and through our multiple strategic partners;

  . our access to a variety of candidate databases, including those available through Heidrick & Struggles, Business Week, VerticalNet and ITworld.com; and

  . focused Internet searches conducted by our e!Search associates.

These sources generate both candidates who are actively seeking new employment opportunities as well as passive candidates who would consider new employment on an opportunistic basis. Passive candidates are highly sought after by recruiters of mid-level executives and professionals because they often possess skills that are in demand. While passive candidates represent a large and attractive pool of potential candidates, they are often difficult to access because they are not actively seeking to change employers.

    Reduced Time-to-Hire. Our sophisticated search engine rapidly and accurately matches candidates from our Leaders! Candidate Community with the position requirements of employers. Our system automatically notifies qualified candidates by e-mail of open positions for which they have been matched. This automated process facilitates the communication between matched and interested candidates and employers. We believe that through the potential efficiencies of online recruiting, employers' time-to-hire can be significantly reduced.

    24-Hour Recruitment Process Tracking Capabilities. Our recruiting management and tracking capabilities offer employers access to the current status of each recruitment project and candidate. These capabilities provide employers with global, 24-hour access to up-to-date information on the recruitment process, including a detailed list of current candidate matches, candidate backgrounds and released resumes.

    Expertise from Our Team of Search Professionals. We combine the efficiencies of online recruiting with an overlay of recruiting expertise that has been the basis of Heidrick & Struggles' reputation for quality executive search for nearly five decades. Our growing team of skilled e!Cruiters advises our clients on recruiting strategies and assists them in defining candidate requirements. Once our sophisticated skills-matching technology identifies potential candidates, our team assesses candidates' competencies and cultural fit. Our e!Cruiters are supported by a team of e!Search associates who utilize the Internet to source potential candidates who are not yet members of the Leaders! Candidate Community. Each of our e!Cruiters typically has at least two to three years of recruiting experience and is trained by Heidrick & Struggles in candidate assessment and client management.

Benefits to Candidates

    Access to Leading Global Employers and Career Opportunities. We have access to a vast global network of leading employers and career opportunities through our strategic relationships with Heidrick & Struggles, Business Week and VerticalNet. Heidrick & Struggles is the world's leading executive search firm, with nearly five decades of experience in senior-level executive search services and strong relationships with the senior management of leading global employers. To date, approximately 98% of our employers have been referred to us through Heidrick & Struggles. Typically, our engagements with employers are exclusive recruitment engagements, which helps ensure that the opportunities are available only to LeadersOnline candidates.

    Maintenance of Privacy and Control Over the Recruitment Process. Unlike many online recruiters, we give our candidates privacy during, as well as control over, the recruitment process. When we match a candidate to a particular employment opportunity, the candidate is notified of the opportunity and is invited to review it on our web site. We release the candidate's resume to the employer only if the candidate gives us his or her express consent.

    Access to Leadership and Career Development Experts. We intend to feature interactive sessions, chat rooms and message boards on LeadersOnline.com where members of our candidate community have the opportunity to communicate and exchange ideas with our experienced e!Cruiters, senior executive search professionals from Heidrick & Struggles and selected industry leaders.

Benefits to All Our Marketplace Participants

    We are developing on our web site, LeadersOnline.com, informative content on subjects of interest to all participants in our marketplace. These topics may range from career management, leadership, workplace relations and organizational dynamics to relocation logistics and daily work relations. The content will be designed to provide participants with a comprehensive suite of vertically-focused resources on leadership, management, recruiting, and industry-specific human capital trends. In addition, through LeadersOnline.com, participants will benefit from having a forum to exchange ideas and information on best practices, industry knowledge and career management. Our goal is to make LeadersOnline.com the leading career destination for the mid-level executive search market.

Strategy

    Our objective is to become the world's leading business-to-business Internet marketplace for employers seeking mid-level executives and professionals. We intend to establish this leadership position by accomplishing the following key strategies:

Continue to Expand Our Strategic Relationships

    We currently have a number of strategic relationships that we utilize to expand our online candidate community, build a critical mass of employers and candidates and significantly enhance our global brand:

  . Heidrick & Struggles. Heidrick & Struggles has elected not to serve the significant mid-level executive and professional recruitment needs of their clients and, instead, has agreed to refer those recruiting engagements to us. This relationship gives us access to many leading global employers while enabling Heidrick & Struggles to deepen its client relationships.

  . Business Week. Business Week, an operating unit of The McGraw-Hill
    Companies, Inc., circulated its magazine to approximately 1.1 million subscribers worldwide in 1999, of which approximately 40% were mid-level executives and professionals. We have agreed to establish a co-branded online career center and magazine with Business Week. We expect that our relationship with Business Week will add substantial value to our reputation for quality career services by providing us with quality career content and augmenting our access to quality candidates.

  . VerticalNet. VerticalNet operates approximately 56 online communities that serve as a source of information and dialogue for nearly 500,000 professionals in various industries and markets. We expect that the VerticalNet relationship will provide us with a significant source of both quality candidates and leading employers.

We plan to establish additional strategic relationships to accomplish our objectives.

Establish LeadersOnline as a Trusted, Global Brand

    Employers consider the successful recruitment of high quality mid-level executives and professionals to be critical to the success of their organizations. We believe that there is an opportunity to increase our market share if we are able to clearly distinguish ourselves from our competitors as a trusted, global brand. In order to facilitate branding of the LeadersOnline name, we intend to:

  . increase online and offline advertising;

  . augment our presence at high-profile industry events;

  . continue to establish Internet marketing alliances and partnerships; and

  . continue to enhance our reputation by delivering quality services to both candidates and employers.

Continue to Secure Significant Multi-Year, Multi-Engagement Projects

    We believe that obtaining significant multi-year, multi-engagement projects will enable us to rapidly and efficiently scale our products and services. As of March 31, 2000, approximately 76% of the engagements that we expect to complete in the year 2000 are multiple engagement projects in which we conduct more than one search for a single employer. We believe that continuing to secure long-term, in-depth assignments will also allow us to deepen our relationships with employers and provide us with economies of scale in the recruitment process.

Establish LeadersOnline.com as the Leading Internet Career Management
Destination

    We are continuing to enhance our web site in an effort to create the leading Internet destination and career site for mid-level executives and professionals. At LeadersOnline.com, members of the Leaders! Candidate Community will be able to obtain updates on career opportunities, read news, access career management resources and interact with other community members. These features are designed to expand and enhance the community experience of members of the candidate community. We anticipate adding the following new features to our web site:


  Career Content

  . career management resources, such as Business Week career management articles;

  . online interactive series featuring industry leaders and Heidrick &
    Struggles consultants discussing the elements of leadership; and

  . online career assessment instruments.

  Participant Communications

  . online newsletters and updates that keep employers and candidates informed of industry developments;

  . online, interactive chat sessions with Heidrick & Struggles consultants;
    and

  . online "neighborhoods" that include message boards and interactive chat sessions among participants.

Continue to Build Our Candidate Community

    In order to establish a critical mass of high quality candidates and to facilitate the execution of our recruitment engagements, we intend to continue to build our Leaders! Candidate Community. Some of our current plans for developing the Leaders! Candidate Community include the following:

  . build brand awareness through online and offline advertising campaigns, such as print media advertisements in Business Week magazine and The Wall Street Journal;

  . establish additional Internet marketing alliances and partnerships that give us access to candidates, similar to our arrangements with the Business Week Online Career Channel, VerticalNet, ITworld.com and the Community of Science; and

  . utilize the approximately 100,000 resumes of mid-level executives and professionals that Heidrick & Struggles receives each year that are more appropriate for us.

Expand Operations Globally

    We intend to capitalize on the demand for mid-level executives and professionals worldwide. Through our relationship with Heidrick & Struggles, which has a worldwide network of nearly 900 professionals in 70 locations, we are able to establish our operations internationally in Heidrick & Struggles' foreign offices. This arrangement will allow us to rapidly and cost-effectively deploy our solution abroad. We have currently positioned our e!Cruiters in Heidrick & Struggles' offices in such international locations as London, Frankfurt and Paris.

Establish Leadership and Expand Presence in Targeted Industries

    We intend to establish market leadership and expand our presence in targeted industries, specifically technology, financial services, industrial, consumer, professional services, telecommunications and healthcare. We intend to take advantage of Heidrick & Struggles' expertise in selected industries, particularly its strength in the technology sector. We also intend to leverage our strategic partnerships with leading web-based industry sites, such as VerticalNet, to foster a network of general and industry-focused career communities. We expect that these vertical career communities will enable our market participants to exchange ideas, career-focused information and best practices.

Continue to Improve our Internet-Based Technology Infrastructure

    We intend to continually enhance and expand our technology infrastructure and online capabilities in order to provide employers and candidates with the premier end-to-end online solution for recruiting mid-level executives and professionals.

    We intend to maintain a close alliance with Heidrick & Struggles to develop, research and test new technologies. We also intend to pursue strategic technology relationships with selected technology firms that are developing new kinds of human capital databases, knowledge bases and related search and reasoning engines that will help align the appropriate human competencies, skills and talent with our employer requirements.

The LeadersOnline.com Marketplace

    LeadersOnline.com functions as the hub of our business-to-business Internet marketplace, where we bring members of our candidate community together with exclusive career opportunities. Our marketplace enables employers and candidates to navigate through the recruitment process in a secure and neutral environment. Both employers and candidates access the LeadersOnline.com marketplace using standard Internet connections and browsers. We also provide comprehensive, value-added services to both employers and candidates that help our marketplace participants take full advantage of the recruitment opportunities that are available to them to encourage both employers and candidates to visit our marketplace on an ongoing basis.

Marketplace Services for Our Leading Global Employers

    At LeadersOnline.com, employers have access to our high quality community of mid-level executives and professionals. The marketplace services available through LeadersOnline.com enable employers to access and monitor the updated status of their online recruiting projects, at any time of the day and from anywhere in the world. We further augment our marketplace services to employers by providing the recruiting expertise of our skilled professionals.

    Promptly after we are engaged by an employer to locate a candidate, we assign an e!Cruiter to the project to personally consult with the employer. The e!Cruiter, together with the employer, plans, develops and focuses the particular position specifications and the e!Cruiting search strategy to be employed on the Internet. Utilizing our matching engine, our e!Cruiters identify candidates in our community who conform to the position specification. To the extent that qualified candidates are not identified through our Leaders! Candidate Community, our e!Search associates use our Internet-based technology platform to initiate Internet-wide candidate searches. These searches include the mining of other databases to which we have access, including the Business Week Online Career Channel, the VerticalNet communities, ITworld.com, the Community of Science and other Internet-based resources.

    Once we have identified qualified candidates, our e!Cruiters continue to assist the employer in the recruitment process by coordinating interviews with candidates and providing support in the selection process. Through the Internet, we also seek to obtain resume and background verification for each candidate and to continue to assist the employer until a final hiring decision is made and executed.

Marketplace Services for Our Community of Candidates

    Members of our candidate community can use the LeadersOnline.com web site to access updates on career opportunities and to manage available opportunities to which they have been matched. Our web site also offers a series of integrated tools, community resources, recruiting industry experts and editorial content from our various partners to help our candidates achieve their career objectives.

    In order to become a member of the Leaders! Candidate Community, a prospective candidate completes a registration application on our web site that includes background information on the candidate's education, experience and career objectives, a process that is usually completed in ten to fifteen minutes. The candidate may elect to maintain the confidentiality of his or her identity and specific background information from prospective employers. Once these candidates are members of our community, our matching engine can automatically match them with appropriate career opportunities based on the desired and required skills of the position and the candidate skill set. We automatically notify the matched candidates by e-mail and invite them to view the company-specific "Opportunity Page" for the position on our web site. The Opportunity Page allows prospective candidates to review the detailed position description and decide whether they are interested in proceeding with the recruitment process. If the candidate indicates that he or she is interested in the position, the candidate's identity and specific background information will automatically be released to the prospective employer.

Participants in Our Marketplace

  Employers. The employers that participate in our marketplace range from Global 1000 companies to rapidly growing Internet companies. As of March 31, 2000 we were conducting searches for approximately 80 employers of which approximately 53% are in the Internet sector. Our remaining employers span a diverse range of industries, including the technology, financial services, industrial, consumer professional services, telecommunications, and health care sectors. We expect to leverage our Heidrick & Struggles relationship to generate additional employer engagements. The following is a list of employers that we believe is representative of the employers that participate in our marketplace:

      Technology                              Consumer
      ----------                              --------
      Hartford Computing Group                CollegeClub.com
      Yesmail.com                             Mother Parker's Tea & Coffee
      RealNetworks                            GAP, Inc.
      First Data Systems                      Autobytel
      Automated Securities Clearance          Chick-fil-A
                                              Kimberly Clark Corp.


      Financial Services                      Professional Services
      ------------------                      ---------------------
      E*TRADE                                 GartnerGroup
      VISA International                      Andersen Consulting
      Washington Mutual
      Brinks
      Starwood Financial                      Telecommunications
                                              ------------------
                                              Earthlink
      Industrial                              SBA Communications
      ----------                              Cox Interactive Media
      Fluor Daniel
      Bowman Distribution
                                              HealthCare
                                              ----------
                                              BioSpace
                                              Metabolex
                                              Physician Surgical Care

    Candidates. We have a rapidly growing community of candidates who participate in our marketplace. The Leaders! Candidate Community consists of high quality mid-level executives and professionals who have been acquired through a combination of ongoing referrals from Heidrick & Struggles and our other strategic partners, and our own direct marketing and research efforts. As of April 6, 2000, approximately 40,000 candidates were members of the Leaders! Candidate Community, and we have access to approximately 700,000 additional candidates in the databases of our strategic partners.

Content and Community

    Our marketplace will feature a broad array of career-related information, including feature articles focused on career management and leadership skills development. This exclusive content will be derived from three main sources: our e!Cruiting team, Heidrick & Struggles' executive search consultants and the editors of Business Week. We also will offer several interactive features that help create a community atmosphere among our participants. We believe that developing a sense of community among our participants increases our brand awareness, increases the frequency and duration of visits and increases the value of membership in the LeadersOnline community to passive job candidates.

Our Efficient Solution

    Our comprehensive, online recruitment services encompass the entire recruitment process. We are able to deliver these services with both quality and efficiency by leveraging our Internet-based technology platform in each phase of the hiring process. We utilize a human overlay of service and coordination only in the critical phases of initial planning and final selection. As shown below, our services combine the scalability and efficiencies of the Internet with the expertise and involvement of our e!Cruiters to make the recruitment process faster and more efficient than traditional recruiting methods without sacrificing quality:

                                                     The LeadersOnline
     Process      Traditional Recruiting Model      Web-Enabled Solution
 ---------------  ----------------------------    --------------------------

 Position         Recruiter:                      e!Cruiter:
 specifications
 are defined
                  . creates 4-7 page position     . creates Internet-based
                    specification document          Opportunity Page


 Candidates are   Recruiter:                      LeadersOnline technology,
 identified                                       with guidance from
                  . creates strategy to           e!Cruiter and e!Search
                    identify candidates           associates:

                  . assembles long-list of        . identifies and matches
                    potential candidates            appropriate candidates
                    through series of cold
                    calls, database research
                    and print advertising

                  . screens potential
                    candidates through
                    preliminary one-on-one
                    interviews

                  . creates short-list of
                    candidates which is
                    presented to employer at
                    progress meeting

Employers and     Human resources/hiring manager: LeadersOnline technology:
candidates
interact          . initiates candidate           . notifies matched
                    interview process via           candidates by e-mail and
                    telephone, fax and in-          allows them to view
                    person meetings                 position information
                                                    anonymously
                  . conducts in-person
                    interviews with select        . allows employers to view
                    group of candidates             matched candidate
                                                    information
                  . finalizes candidate list
                    for further assessment
                    and interviews

Employers hire    Recruiter and human             Employer, with assistance
candidates        resources/hiring manager:       from e!Cruiter:

                  . interview candidates          . interview candidates

                  . make offer and hire           . makes offer and hires
                    employee                        employee


Strategic Relationships

Heidrick & Struggles

    Through Heidrick & Struggles' worldwide network of nearly 900 professionals in 70 locations, Heidrick & Struggles provides senior executive search services to a broad range of public and private companies. Since 1995, Heidrick & Struggles has performed more than 5,200 searches for board members, Chief Executive Officers and Chief Operating Officers. Heidrick & Struggles and its professionals, because of their investments in, and other arrangements with, us are incentivized to refer to us:

  . employers searching for mid-level executives and professionals with annual compensation ranging between $75,000 and $150,000, although from time to time the annual compensation may be outside of this range; and

  . candidates who fall below the category of highly-compensated senior executives whom Heidrick & Struggles traditionally places.

Because our target recruitment market of mid-level executives and professionals complements that of Heidrick & Struggles' senior executive recruitment market, we expect that, as the compensation range of the average Heidrick & Struggles executive candidate increases, so will the compensation range of our average candidate.

    In addition, under an Intercompany Agreement that we entered into in April 2000, Heidrick & Struggles has agreed to provide us with access to part of the Heidrick & Struggles database of candidates. Heidrick & Struggles will also allow us to use a portion of their worldwide facilities and will provide various other services for which we will reimburse them. We have agreed to pay to Heidrick & Struggles referral fees for prospective employers that are referred to us through their database, as well as royalty and other fees. See "Related Party Transactions--Heidrick & Struggles". The initial term of the Intercompany Agreement is for seven years. After the completion of this
offering, Heidrick & Struggles will own approximately    % of our outstanding
capital stock (but with   % of the voting power) and Heidrick & Struggles
professionals collectively will own approximately    % of our outstanding
capital stock.

Business Week

    In April 2000, we entered into a strategic alliance with Business Week, an operating unit of The McGraw-Hill Companies, Inc. Our strategic alliance with Business Week provides that Business Week will, at its expense:

  . supply editorial content for LeadersOnline.com, which will be co-branded by Business Week and will be linked to Business Week Online and replace the existing Business Week Online Career Channel;

  . launch a new career services magazine to be distributed to qualified segments of the Business Week subscriber base;

  . produce and distribute a weekly electronic newsletter that will be used to complement and promote the LeadersOnline.com web site; and

  . provide us with free advertising in the North American edition of Business Week magazine and the new career magazine.

    In addition, Business Week has agreed to manage all our advertising activity related to, and will pay us a percentage of all advertising revenue generated by, the LeadersOnline.com web site, the new career magazine and the electronic newsletter. We will pay Business Week an annual royalty for the term of the alliance, as well as referral fees for engaged employers or placed candidates that are referred to us through Business Week's marketing efforts. We have also issued to Business Week 300,000 shares of our Series A preferred stock which, upon completion of this offering, will automatically convert into an equal number of shares of Class A common stock. Business Week also will be entitled to receive additional shares of our Class A common stock in order to maintain an ownership of 1.33% of our outstanding common stock. Following this offering, they will be subject to dilution from future issuances of common stock. The initial term of this strategic alliance is for five years and will be automatically extended for additional one-year periods unless terminated by either party by 60 days prior written notice prior to the end of the current term.

VerticalNet

    In March 2000, we entered into a strategic relationship with VerticalNet, a company which operates a network of vertical communities that serve as a comprehensive source of information and dialogue for a number of industries and markets. Our relationship with VerticalNet provides that it will:

  . establish a link on LeadersOnline.com and each of VerticalNet's 56 vertical communities which will enable visitors to our respective web sites to switch easily to the other's web site;

  . give us access to all the individuals that have posted resumes on VerticalNet's career center, so that we can offer them an opportunity to join the Leaders! Candidate Community; and

  . provide us with guaranteed revenue over the next year from new clients which are generated by the links from, and advertisements on, VerticalNet web sites.

In return, we have agreed to purchase a predetermined amount of VerticalNet advertisements and to pay referral fees for placed candidates and engaged employers that are referred to us through VerticalNet marketing efforts. The initial term of this relationship expires June 15, 2001 and may be extended for an additional twelve months at the option of LeadersOnline unless terminated by either party upon a material breach. As part of our strategic relationship with VerticalNet, VerticalNet has also purchased 300,000 shares of our Series A preferred stock which, upon completion of this offering, will automatically convert into an equal number of shares of Class A common stock.

Other Strategic Relationships

    Our alliance with IDG provides us with a presence on its print media and online networks, specifically CIO.com, ComputerWorld, InfoWorld.com, JavaWorld, LinuxWorld, NetworkWorld and ITcareers.com. We have an exclusive partnership with ITcareers.com and CIO.com, potentially placing us in front of nearly one million Internet users per week. We believe these strategic relationships will help enhance our access to specialists and senior management candidates in the emerging growth company sector.

    Other partners in our community development efforts include careers.wsj.com, CCPrep.com, Community of Science, e-retailing.World, fatbrain.com, SalesRepsOnline, Teckchek, vault.com, WetFeet.com, the Wall Street Journal and YouDecide.com.

Sales & Marketing

    To date, we have targeted our sales and marketing efforts on the Global 1000 and large private and emerging technology companies. We currently generate the majority of our employer leads from Heidrick & Struggles and employ a sales force of direct sales professionals located in Heidrick & Struggles' offices throughout the world. As of April 4, 2000, we had six Client Development Executives. Over time we intend to generate leads from a number of different sources, including our strategic partners such as Business Week and VerticalNet. Our marketing activities include seminar programs, trade shows, web site programs, public relations events and direct mailings. We are also engaged in an ongoing effort to maintain relationships with key industry analysts.

Competition

    The market for recruiting services is intensely competitive, highly fragmented and quickly evolving. We face competition from a number of sources, including:

  . Internet-based recruiting firms, such as FutureStep and TMP Worldwide;

  . traditional, regional and specialized executive search firms;

  . alternative recruiting services, such as Internet job boards and print advertising;

  . internal resources of current or potential employers; and

  . large Internet information hubs or portals.

    We believe the principal competitive factors in our market are quality, breadth and integration of service offerings, quality of candidate selection, reputation and brand name recognition. Although we believe that few of our competitors currently offer a more comprehensive range of services, many competitors have indicated that they may expand their service offerings. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their businesses or to offer more comprehensive solutions, allowing them to rapidly acquire significant market share. Therefore, the entry of new competitors or the expansion of the service offerings of our existing competitors will likely harm our business and financial condition.

Technology

    We have developed a scalable online Internet-based technology platform through which we conduct our operations. Our technology platform performs automated functions that enable and facilitate efficient candidate identification, matching and contact, while providing employers with recruitment process tracking and notification. The functions of our technology platform include candidate resume indexing, candidate skills extraction, results comparisons to employer requirements, automated e-mail notifications to candidates, recruitment process tracking for employers and continuous access and matching to career opportunities. We own the license to a Verity software engine which enables us to perform the matching and identification functions. We have customized and refined this software engine to produce efficient and productive results for our Internet marketplace, and to provide an easy-to-use experience for both employers and candidates.

    We have partnered with NetBase Corporation in Virginia to provide technology services. NetBase provides maintenance and development services for our applications with a team of 22 professionals assigned primarily to our projects, as well as support for technology planning and validation of new technology applications. NetBase maintains and upgrades our technology systems and platforms. Our systems reside on multiple Windows NT servers in an Exodus Communications hosting facility in Virginia. Our technology infrastructure features a reliable, three-tiered architecture with an HTML front-end, web-based middleware and Oracle 8 relational database. Our infrastructure also features appropriate back-up and disaster recovery and security features.

    We will continue to invest in refining and enhancing our Internet-based technology platform and infrastructure. The next series of enhancements will include enhanced administration modules; upgrades to our searching and matching engine to include multiple selection choices, which will allow our e!Cruiters to more effectively match and pair appropriate clients and candidates; and more refined system capabilities to measure and report on key events in the recruiting process.

Intellectual Property

    We rely on a combination of copyright, trademark and trade secret laws and our contractual obligations with employees and third parties to protect our proprietary rights. We do not currently own any issued patents and other protection of our intellectual property is limited. Despite our efforts to protect our proprietary rights, it may be possible for a third party to copy or obtain and use our intellectual property without our authorization. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into, and we may not be able to enforce our rights in the event of these breaches.

    We have entered into confidentiality and invention assignment agreements with our employees and consultants, and nondisclosure agreements with our vendors and strategic partners to limit access to and disclosure of our proprietary information. We cannot be certain that these contractual arrangements or the other steps taken by us to protect our intellectual property will prevent misappropriation of our technology.

    We also rely on technologies that we license from third parties, such as Microsoft, the suppliers of key database technology, the operating system and specific hardware components for our service. We cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm our business.

    We have filed applications for the registration of some of our trademarks and service marks in the United States, including "e!Cruiting" and "e!Search". We may be unable to secure these registered marks. The trademark and service mark "LeadersOnline" and "Leaders!" have been applied for in the United States by Heidrick & Struggles and have been assigned to us, although Heidrick & Struggles may be unable to secure these registered marks. For so long as we continue to use these marks, we will pay Heidrick & Struggles a royalty fee equal to 3% of our gross revenue. It is also possible that our competitors or others will use marks similar to those that we use, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term "Leaders!" or of the other terms above. Any claims or confusion related to the trademarks that we use, or our failure to obtain trademark registration, would negatively affect our business.

Employees and Facilities

Employees

    As of April 4, 2000, we had 59 full-time employees, including 6 in client development, 34 in e!Cruiting, e!Search and candidate community, 10 in administration and 9 in corporate management. Of these employees, approximately 55 were located in North America and approximately 4 were located outside North America. None of our employees is represented by a collective bargaining agreement and we consider our relations with our employees to be good.

    We recognize that our employees are key to our future success. We believe that this future success will be based on the following factors:

  .an effective recruiting program that attracts bright, creative and entrepreneurial people;

  .a strong corporate culture;

  .ongoing training and development; and

  .equity ownership by our employees.

Facilities

    Our headquarters are located at 18401 Von Karman Avenue, Suite 500, Irvine, California, where we occupy approximately 8,835 square feet of office space. Our lease for this space expires on May 2, 2002. In addition, we have employees in a number of Heidrick & Struggles offices.

Legal Proceedings

    From time to time we may be involved in lawsuits incidental to our business. We are not aware of any pending or threatened claims against us that might materially and adversely affect our business, results of operations or financial condition.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

    Upon completion of this offering, our directors, executive officers and key employees will be as set forth in the following table:

Name                     Age Title
----                     --- -----
Michael T. Christy...... 58  Chief Executive Officer and Director
Patrick S. Pittard...... 54  Chairman and Director
James R. Quandt......... 50  President and Chief Operating Officer
Carole F. Owen.......... 35  Vice President, Chief Financial Officer, Treasurer and Secretary
Richard H. Gantzler..... 55  Vice President--Technology
Anthony F. Harling...... 40  Vice President and General Manager--LeadersOnline Europe
Bruce J. Lachenauer..... 40  Vice President--e!Cruiting
Linwood L. Little....... 46  Vice President--Client Development
Katherine J. Moody...... 53  Vice President--Candidate Community

    Michael T. Christy is the Chief Executive Officer and a Director of LeadersOnline. Prior to joining LeadersOnline, Mr. Christy was a managing partner with Heidrick & Struggles. Mr. Christy joined Heidrick & Struggles in 1988 and founded Heidrick & Struggles' Irvine, California and Tysons Corner, Virginia offices.

    Patrick S. Pittard is the Chairman and a Director of LeadersOnline. Mr. Pittard has been the President and Chief Executive Officer of Heidrick & Struggles since 1997, and has been a member of the board of directors of Heidrick & Struggles since 1986. Mr. Pittard has been with Heidrick & Struggles since 1983, and has held the positions of Office Managing Partner for the Atlanta and Jacksonville offices and North America Managing Partner. Mr. Pittard is also a member of the board of directors of Jefferson Pilot Corporation.

    James R. Quandt is the President and Chief Operating Officer of LeadersOnline. Prior to joining LeadersOnline, Mr. Quandt was the Chief Operating Officer of FutureStep and the Managing Director of the Orange County region for Korn/Ferry from 1998 until 1999. From 1996 until 1998, he was the President and Chief Executive Officer of National Telephone & Communications, Inc. From 1995 until 1996, he was the Chairman and Chief Executive Officer of Bridge Financial Information. Mr. Quandt was also the President of Standard & Poor's Financial Information Group from 1991 until 1994.

    Carole F. Owen is the Vice President and Chief Financial Officer of LeadersOnline. Prior to joining LeadersOnline, Ms. Owen was the Controller of Heidrick & Struggles in 1999. From 1994 to 1998, Ms. Owen held various positions with Mid-America Apartment Communities, most recent of which was Vice President of Management Information Systems.

    Richard H. Gantzler is the Vice President, Technology of LeadersOnline. Prior to joining LeadersOnline, Mr. Gantzler was the Program Manager of Heidrick & Struggles' International Global Information System from 1997 until 1999. From 1991 to 1997, Mr. Gantzler was a Senior Associate at Heidrick & Struggles.

    Anthony F. Harling is the Vice President and General Manager, LeadersOnline Europe. Prior to joining LeadersOnline, Mr. Harling was a partner with Heidrick & Struggles in London, England from 1997 to 2000. From 1995 to 1997, Mr. Harling was a principal with Heidrick & Struggles.

    Bruce J. Lachenauer is the Vice President, e!Cruiting of LeadersOnline. Prior to joining LeadersOnline, Mr. Lachenauer was a partner with Heidrick & Struggles from 1985 until 1999.

    Linwood L. Little is the Vice President, Client Development of LeadersOnline. Prior to joining LeadersOnline, Mr. Little was the Vice President and General Manager of Resumix from 1996 until 1998. From 1995 to 1996, Mr. Little was the Vice President of Sales and Marketing of Subscribers Computing Incorporated.

    Katherine J. Moody is the Vice President, Candidate Community of LeadersOnline. Prior to joining LeadersOnline, Ms. Moody was the Director of Recruiting for the Western Region for Deloitte & Touche, LLP from 1996 until 1999. From 1995 to 1996, Ms. Moody was a recruiter for a boutique executive search firm in Newport Beach, California.

The Board of Directors

    Prior to the completion of this offering, we intend to appoint three independent directors to our board of directors and to increase the total number of our directors to five.

Board Committees

Audit Committee

    Our board of directors will establish an Audit Committee consisting solely of three independent directors. The Audit Committee, among other matters, will:

  . make recommendations to the board of directors concerning the engagement of independent public accountants;

  . monitor and review the quality and activities of our internal audit function and those of our independent public accountants; and

  . monitor the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.

Compensation Committee

    Our board of directors will establish a Compensation Committee. The Compensation Committee, will perform various functions, including:

  . review the salaries, benefits and other compensation of our directors, officers and employees;

  . administer equity-based compensation under the LeadersOnline 2000 Stock Option Plan; and

  . make recommendations to our board of directors regarding the salaries, benefits and other compensation of our directors, officers and employees.

Compensation Committee Interlocks and Insider Participation

    Our board of directors will establish the Compensation Committee prior to the completion of this offering. We expect that none of our executive officers will serve on the compensation or similar committee of any other entity.

Compensation

Non-Employee Director Compensation

    We intend to pay our non-employee directors the following fees:

   .  Annual retainer................................................. $10,000
   .  Annual retainer for committee chairs............................ $   500
   .  Fee for each board or committee meeting......................... $ 1,000
   .  Fee for each committee meeting attended on the date of a board
      meeting......................................................... $   500

    We will reimburse all directors for expenses incurred to attend meetings of the board of directors or committees. In addition, each non-employee director
will receive a stock option to purchase          shares of our Class A common
stock at an exercise price equal to the initial offering price. The terms and conditions of these stock options will be governed by the LeadersOnline 2000 Stock Option Plan described below. We also anticipate that each non-employee director will receive additional grants of stock options on an annual basis under our stock option plan.

Executive Compensation

    The following table sets forth the total compensation paid or accrued by us during 1999 to our Chief Executive Officer and our four other most highly compensated executive officers who served in those capacities during 1999:

                           Summary Compensation Table

                                               Annual
                                            Compensation
                                          ----------------- All other annual
Name and Title                       Year  Salary   Bonus   compensation(1)
--------------                       ---- -------- -------- ---------------- ---
Michael T. Christy.................  1999 $122,000 $    --       $2,038
 Chief Executive Officer
James R. Quandt....................  1999   53,205  125,000         540
 President and Chief Operating
 Officer
Carole F. Owen.....................  1999   39,583   25,000         864
 Vice President, Chief Financial
 Officer, Treasurer and Secretary
Linwood L. Little .................  1999   88,718  125,000         864
 Vice President, Client Development
Katherine J. Moody.................  1999  118,045   25,000         994
 Vice President, Candidate
 Community

--------
(1) Consists of life insurance premiums that we paid with respect to term life insurance for the benefit of the named executive officers and the amount of our matching contributions under our 401(k) plan for Mr. Christy.

Option Grants

    We did not grant any stock options during the year ended December 31, 1999. The following table presents information concerning grants of stock options to each of our named executive officers as of March 31, 2000:

                                 Option Grants



                                          Individual Grants
                         ---------------------------------------------------  Potential Realizable Value
                         Number of  Percent of Total                           at Assumed Annual Rate of
                         Securities Options Granted                          Stock Price Appreciation for
                         Underlying to Employees as  Exercise or                    Option Term(2)
                          Options     of March 31,    Base Price  Expiration -----------------------------
          Name            Granted         2000       Per Share(1)    Date          5%            10%
          ----           ---------- ---------------- ------------ ---------- -------------- --------------
Michael T. Christy...... 1,210,510        28.5%         $1.90     1/25/2010
James R. Quandt.........   672,500        15.8%          1.90     1/25/2010
Carole F. Owen..........   201,750         4.8%          1.90     1/25/2010
Linwood L. Little.......   161,200         3.8%          1.90     1/25/2010
Katherine J. Moody......    20,000          .5%          1.90     1/25/2010

--------
(1) In general, options become exercisable 50% after eighteen months and the remainder ratably over the next twenty-eight months. Options terminate at the earlier of one month following termination of the executive officer's employment or ten years after the date of grant.

(2) The amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compound rates of appreciation (5% and 10%) in the assumed initial public offering price of our Class A common
    stock of $       over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect our estimate of future stock price growth. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of our common stock, the optionholder's continued employment through the option period and the date on which the options are exercised.

Option Values

    The following table presents information concerning the unexercised options held by each of our named executive officers on March 31, 2000. None of our named executive officers have exercised any stock options during the period ended March 31, 2000.

                  Aggregate Option Exercises and Option Values

                             Number of Shares
                          Underlying Unexercised       Value of Unexercised
                                  Options              In-The-Money Options
                         ------------------------- -----------------------------
                         Exercisable Unexercisable Exercisable Unexercisable (1)
                         ----------- ------------- ----------- -----------------
Michael T. Christy......     --        1,210,510       --
James R. Quandt.........     --          672,500       --
Carole F. Owen..........     --          201,750       --
Linwood L. Little.......     --          161,200       --
Katherine J. Moody......     --           20,000       --

--------
(1) There was no public trading market for our Class A common stock as of March 31, 2000. Accordingly, these values have been calculated on the basis of an
    assumed initial public offering price of $     per share, less the
    applicable exercise price.

Employment Agreements

    Michael Christy. We entered into an at-will employment letter with Michael Christy, our Chief Executive Officer, on July 7, 1999. Under the employment letter with Mr. Christy, we have agreed to pay him an annual salary of $250,000 plus an annual discretionary bonus.

    James Quandt. We entered into an at-will employment letter with James Quandt, our President and Chief Operating Officer, on October 12, 1999. Under the employment letter with Mr. Quandt, we have agreed to pay him an annual salary of $250,000 plus an annual discretionary target bonus of 80% of base salary. We may pay Mr. Quandt a discretionary target bonus that may exceed 80% of his base salary if his goals and objectives are significantly overachieved. In addition to the annual discretionary target bonus, Mr. Quandt will be eligible to receive the following bonuses:

  . a $250,000 signing and two-year commitment bonus that Mr. Quandt must repay if he resigns his employment during the first two years;

  . a $350,000 minimum bonus payable in the year 2000; and

  . a $350,000 minimum bonus payable in the year 2001.

    Other Officers. We entered into at-will employment letters with each of the following other officers:

  . Carole Owen, our Vice President, Chief Financial Officer, Treasurer and
    Secretary;

  . Richard Gantzler, our Vice President, Technology;

  . Anthony Harling, our Vice President and General Manager, LeadersOnline
    Europe;

  . Bruce Lachenauer, our Vice President, e!Cruiting;

  . Linwood Little, our Vice President, Client Development; and

  . Katherine Moody, our Vice President, Candidate Community.

Under the employment letters, we have agreed to pay these officers annual salaries of $200,000, $150,000, $226,620, $225,000, $200,000 and $140,000,
respectively, plus annual discretionary bonuses.

LeadersOnline 2000 Stock Option Plan

 Purpose and Eligibility

    On January 26, 2000, we established our 2000 Stock Option Plan to enable directors, officers, employees, consultants and advisors to participate in the ownership of our Class A common stock. We believe that these investment interests will encourage employees and others to contribute to our performance and align their interests with the interests of our stockholders. The persons eligible to receive awards under the plan include our directors, officers, employees, consultants and advisors and our affiliated entities, including Heidrick & Struggles. The plan will terminate on the tenth anniversary of the date of its initial adoption by our board of directors.

    The plan will not affect any other incentive compensation plan that we adopt and will not preclude us from establishing any other incentive compensation plans in the future.

 Administration, Amendment and Termination of the Plan

    The Compensation Committee of our board of directors will administer the plan. As long as we have a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, the Compensation Committee will be composed solely of "non-employee directors". The meaning of "non-employee directors" is defined under Rule 16b-3 of the Securities Exchange Act.

    The Compensation Committee will select the recipients of awards granted under the plan and will determine the dates, amounts, exercise prices, vesting periods and other relevant terms of the awards. The Compensation Committee will also have the power to interpret the plan and the rights of award recipients, including the power to:

  . discontinue, suspend or amend the plan; and

  . modify, extend, renew or exchange outstanding awards.

    The Compensation Committee, however, will not have the power to increase the number of shares available under the plan or to materially enhance the benefits that will accrue to participants. Although the Compensation Committee may decide to apply the terms of the plan, as amended, to awards granted prior to the amendment, it may not impair or terminate a previously outstanding award without the consent of the award recipient.

Securities Available Under the Plan

    The plan allows the Compensation Committee to grant incentive stock options and nonqualified stock options. Incentive stock options are intended to qualify under the provisions of Section 422 of the Internal Revenue Code whereas nonqualified stock options are not. The plan covers an aggregate of 5,380,000 shares of Class A common stock. The number of shares of Class A common stock reserved for issuance will be automatically increased each year beginning in 2001 in an amount equal to 3% of the number of shares of Class A common stock outstanding on the prior December 31. The number of reserved shares will also be subject to proportionate adjustment in the event of a stock split, stock dividend or other change in our capital structure. If any award granted under the plan expires, terminates or is cancelled before it can be exercised, the shares covered by the unexercised portion will become available again for new grants under the plan.

    The maximum number of shares of Class A common stock with respect to which awards may be granted to any eligible person in any one calendar year may not exceed 1,250,000 shares, subject to appropriate adjustment. As of March 31, 2000, options for 4,245,150 shares of Class A common stock had been granted under the option plan at an exercise price of $1.90 per share. These options will expire ten years after the grant date. Although the board granted those options on its good faith estimation of fair market value, it is expected that there will be a compensation expense charge recorded in the first quarter of 2000 equal to the difference between the fair market value of the option on the day of grant and the option's exercise price, as determined with reference to this offering.

    The Compensation Committee must make an appropriate and proportionate adjustment to the number, type and price of options available or previously granted under the plan, if

  . we increase, decrease or exchange the outstanding shares of our Class A common stock for a different number or type of securities;

  . we distribute additional shares or new or different securities for shares of our Class A common stock as a result of a merger, consolidation, sale or exchange of all or substantially all of our properties, stock split, or other recapitalization or reorganization; or

  . we declare an extraordinary cash dividend that reduces the value of the outstanding shares of our Class A common stock.

    At the effective time of any change in control of LeadersOnline, the plan and any then outstanding awards will automatically terminate, unless

  . as part of the transaction, the acquiror has agreed to continue the plan and to assume the awards;

  . as part of the transaction, the acquiror has agreed to replace the awards with new awards of the acquiror; or

  . our board of directors designates the manner of canceling the awards and automatically converting them into the right to receive the consideration paid to stockholders as a result of the transaction.

    If, as a result of a change in control, the plan and the awards will terminate without being assumed or converted, as described above, all award recipients will have the right to fully exercise their vested and unvested awards.

 Terms and Conditions of Awards Under the Plan

    Award Pricing. The Compensation Committee will determine the pricing of awards granted under the plan as of the date the award is granted. In no event will the exercise price of any award be less than the fair market value of the underlying shares, as calculated under the terms of the plan on the grant date.

    Award Vesting. The Compensation Committee will determine the vesting schedule of awards granted under the plan. Recipients of awards may exercise awards at any time after they vest and before they expire, except that no awards may be exercised after ten years from the date of grant. Furthermore, unless the recipient has entered into an agreement with us to the contrary, stock option awards will generally expire and become unexercisable upon termination of the recipient's employment with us for any reason upon the earlier of the expiration date of such award and 30 days after the date of termination. The Compensation Committee may accelerate the vesting of any stock options and may also extend the period following termination of employment with us during which stock options may vest, be exercised or both.

    Award Payments. Award recipients may pay the exercise price of awards in either cash or with any other consideration the Compensation Committee deems acceptable. Other acceptable consideration may include securities surrendered by the award recipient or withheld from the shares otherwise deliverable upon exercise. The Compensation Committee may also

  . approve the extension of credit to any award recipient for the purpose of financing the award recipient's exercise price; or

  . allow the recipient to exercise the award in a broker's transaction in which the exercise price will not be received until after the exercise and subsequent sale of the underlying shares of common stock.

    Consideration that we receive as a result of award exercises will be used for general working capital purposes.

    Limited Transferability of Awards. Awards generally are not transferable by the recipient during the recipient's life.

    Award Documentation. Awards granted under the plan will be evidenced by either an agreement that is signed by the recipient or a confirming memorandum that we issue to the recipient setting forth the terms and conditions of the awards.

    Rights With Respect to Common Stock. Award recipients and beneficiaries of award recipients have no right, title or interest in or to any shares of Class A common stock subject to any award or to any rights as a stockholder, unless and until shares of Class A common stock are actually issued to the recipient.

Indemnification of Directors and Officers and Limitation on Liability

    Our Amended and Restated Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (except for liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the Delaware General Corporation Law or for any transaction from which the director derived an improper personal benefit). We believe that these provisions are necessary to attract and retain qualified persons as independent directors.

    Section 145 of the Delaware General Corporation Law permits a corporation to indemnify certain of its officers, directors, employees and agents. Our Amended and Restated Certificate of Incorporation provides that we are authorized to indemnify, to the fullest extent permitted under law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.

    For as long as Heidrick & Struggles beneficially owns at least a majority of our outstanding common stock or voting power, our directors and officers will be insured under the Heidrick & Struggles executive liability and indemnification policy against losses arising from claims made against such directors and officers by reason of acts or omissions covered under such policy in their respective capacities as directors or officers, including liabilities under the Securities Act of 1933. To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

    The following are brief descriptions of transactions between us and any of our directors, executive officers or stockholders known to us to beneficially own more than 5% of our shares of common stock, or any member of the immediate family of any of those persons, where the amount involved exceeded $60,000.

Heidrick & Struggles

Ownership of Class B Common Stock

    Immediately after this offering, Heidrick & Struggles will continue to own 100% of our Class B common stock. As a holder of Class B common stock, Heidrick & Struggles will be entitled to ten votes per share. Holders of Class A common stock will be entitled to only one vote per share. As a result, Heidrick & Struggles will possess the ability to elect all of our directors and to approve significant corporate transactions. Therefore, immediately after this offering and for the foreseeable future, Heidrick & Struggles will be in a position to exercise effective control over LeadersOnline.

Intercompany Agreement

    In April 2000, we entered into an Intercompany Agreement with Heidrick & Struggles pursuant to which they have transferred to us the "LeadersOnline" name and other related intellectual property for a royalty equal to 3% of our gross revenues. In addition, each of Heidrick & Struggles and LeadersOnline will grant to the other access to its respective marketing resources, including, without limitation, employer lists and candidate databases. To the extent that the access to one party's information results in a new recruiting engagement to the other party, Heidrick & Struggles and LeadersOnline will pay each other referral fees. Heidrick & Struggles will establish minimum fee amounts for each country, area or office in which search assignments are conducted. LeadersOnline has agreed not to accept any search assignment for which the expected search fee is greater than the established minimum fee amount without the consent of Heidrick & Struggles. In turn, Heidrick & Struggles has agreed to use its reasonable commercial efforts to refer to LeadersOnline any search assignment where the reasonably expected search fee is less than the established minimum fee amount. The minimum fee amounts will be reviewed at least annually with a view to adjusting them to be in line with the current market conditions. The minimum fee amount for the United States has initially been set at $50,000, which would be the anticipated fee for a placement of a candidate earning $150,000 per year.

    Heidrick & Struggles has granted us the right to use certain portions of their worldwide facilities. We will reimburse Heidrick & Struggles for any and all costs and expenses attributable to our use and occupancy of the facilities. In addition, Heidrick & Struggles will provide us with corporate overhead and other administrative and technology support for a fee equal to 115% of actual costs. The initial term of the Intercompany Agreement is for seven years and will be automatically extended on an annual basis unless either party gives the other party written notice of termination at least six months prior to the termination date. Termination of the Intercompany Agreement will not affect our ownership of our name and other related intellectual property, although we will continue to be obligated to pay the royalty for so long as we use them.

Heidrick & Struggles Partners and Directors

    In order to align the interests of Heidrick & Struggles employees with ours, we have issued equity interests to some Heidrick & Struggles partners and directors. In March 2000, options for 539,000 shares of Class A common stock were granted to selected Heidrick & Struggles partners and directors under our option plan at an exercise price of $1.90 per share. These options will expire ten years after the grant date. It is expected that there will be a compensation expense charge recorded in the first quarter of 2000 related to the issuance of these options equal to the difference between the fair market value of the option on the day of grant and the option's exercise price. In addition, on April 4, 2000, we privately sold 309,000 shares of our Class A common stock to Heidrick & Struggles partners at a per share price of $5.00.

LeadersOnline Officers

    During 1999, some of our officers were employed by our parent company, Heidrick & Struggles. In 1999, Heidrick & Struggles paid:

  . Michael Christy, our Chief Executive Officer, a salary of $128,000 and a bonus of $700,000;

  . Carole Owen, our Vice President, Chief Financial Officer, Treasurer and Secretary, a salary of $79,167 and a bonus of $120,523;

  . Richard Gantzler, our Vice President, Technology, a salary of $135,000 and a bonus of $180,000; and

  . Bruce Lachenauer, our Vice President, e!Cruiting, a salary of $183,627 and a bonus of $63,000.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of the date of this prospectus, the total number and percentage of our shares of common stock beneficially owned by:

  . each director;

  . our Chief Executive Officer and each of our four other most highly compensated executive officers;

  . all executive officers and directors as a group; and

  . each beneficial owner of more than 5% of the outstanding shares of common stock who is known to us.

                                                                    Shares
                                                              beneficially owned
                                                              ------------------
Name of Beneficial Owner                                        Number   Percent
------------------------                                      ---------- -------
Heidrick & Struggles International, Inc.(1).................. 16,140,000    96%
All executive officers and directors as a group(2)...........        --    --

--------
(1) All shares of common stock beneficially owned by Heidrick & Struggles are shares of Class B common stock, which are entitled to ten votes per share and are convertible into shares of Class A common stock on a one-for-one basis.
(2) Excludes options exercisable for 3,053,150 shares of our Class A common stock which vest more than sixty days after the date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

    As of the date of this prospectus, our authorized capital stock consists of 75,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock. After completion of this offering and assuming that the over-allotment option is not exercised, there
will be            shares of Class A common stock, 16,140,000 shares of Class B common stock outstanding and no shares of preferred stock outstanding. All of the outstanding shares of Class B common stock are beneficially owned by Heidrick & Struggles.

Common Stock

  Voting Rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. The holders of Class A common stock and the holders of Class B common stock vote together as a single class on all matters submitted to a vote of the stockholders, including the election of directors by proxy, except:

  . as required by law; and

  . in the case of a proposed issuance of shares of Class B common stock, which issuance will require only the affirmative vote of the holders of at least a majority of the outstanding shares of Class B common stock.

Our common stockholders do not have cumulative voting rights with respect to the election of directors.

  Dividends. Holders of Class A common stock and Class B common stock are entitled to receive dividends at the same rate, when, as and if declared by our board of directors, out of legally available funds. In the case of a stock dividend or other distribution payable in shares of common stock, only shares of Class A common stock will be distributed with respect to Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock; the number of shares of common stock payable per share will be the same.

  Conversion Rights. Shares of Class A common stock have no conversion rights. Each share of Class B common stock is convertible at any time, at the option of its holder, into one share of Class A common stock.

  Liquidation. In the event of liquidation or dissolution of LeadersOnline, our common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any preferred stock.

  Other Provisions Our common stockholders do not have any preemptive rights or rights to subscribe for additional LeadersOnline securities. Neither redemption nor sinking fund provisions apply to our common stock. The rights of our common stockholders are subject to the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.


Preferred Stock

    Under our Amended and Restated Certificate of Incorporation, our board of directors may issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors will determine the designations, powers, preferences and rights of any series of preferred stock. This means that the board of directors may, without stockholder approval, issue preferred stock with dividend, liquidation, conversion or voting rights that adversely affect the rights of our common stockholders. The board of directors may also issue preferred stock as a way of discouraging, delaying or preventing an acquisition or change in control of LeadersOnline.

Trading

    Application has been made for quotation of the shares of Class A common stock on the Nasdaq National Market under the symbol "LDRS".

Delaware Antitakeover Law and Charter Provisions

Antitakeover Law

    The provisions of Section 203 of the Delaware General Corporation Law apply to us. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the interested stockholder. Other than persons who own shares in excess of 15% of the voting stock of the corporation as a result of action taken solely by the corporation, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

Charter and Bylaw Provisions

    Upon completion of this offering, our Amended and Restated Certificate of Incorporation will prevent any stockholder from taking any action, unless the action has been previously approved by our board of directors or the action is taken at an annual meeting or special meeting of stockholders called by our board of directors. Any amendment or deletion of these provisions will require the affirmative vote of or least 66 2/3% of our outstanding voting power. Our Bylaws, however, will require stockholders to provide advance notice of any stockholder nominations for directors and of any other business or proposal to be brought before any meeting of stockholders. Because our common stockholders are not entitled to cumulative voting with respect to the election of directors, a person or group controlling a majority of our voting power will be able to elect all the directors.

Transfer Agent and Registrar

    The transfer agent and registrar for the shares of Class A common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

Shares Outstanding and Freely Tradable After this Offering

    Future sales of substantial amounts of Class A common stock in the public market could adversely affect the market prices for the Class A common stock from time to time. Upon completion of the offering, we will have outstanding an
aggregate of           shares of Class A common stock and 16,140,000 shares of
Class B common stock, assuming that the underwriters do not exercise their over-allotment option. Shares of Class B common stock are convertible, at the option of the holder, into an equal number of shares of Class A common stock.
The              shares of Class A common stock sold by us in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our "affiliates", as that term is defined in Rule 144 of the Securities Act of 1933. Shares of Class A common stock held by our affiliates may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

Sale of Restricted Shares

    The 16,140,000 shares of Class B common stock held by Heidrick & Struggles and the 600,000 shares of Class A common stock issued upon conversion of the Series A preferred stock are "restricted securities" under Rule 144. The number of these restricted securities that is available for sale in the public market is limited by restrictions under the Securities Act and a lock-up agreement. Under the lock-up agreements, certain stockholders have agreed not to sell or
otherwise transfer any of its shares of common stock for a period of     days
after the date of this prospectus (the "lock-up period") without the prior written consent of Goldman, Sachs & Co.

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons who have beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

One percent of the number of shares of Class A common stock outstanding after
the offering equals approximately           shares.

    Sales must be made under manner of sale provisions and notice requirements specified by Rule 144 and current public information about LeadersOnline must also be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding the sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares without complying with the manner of sale, public information, volume limitations or notice provisions of Rule 144.

    Following the expiration of the lock-up period, none of the restricted shares will become available for sale in the public market until the expiration of their respective holding periods. Approximately 16,140,000 restricted shares will have been held for more than one year at the end of the lock-up period.

Options and Restricted Stock

    We intend to file a registration statement under the Securities Act of 1933 covering shares of Class A common stock reserved for issuance under our stock option plan. The registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. As a result, shares registered under the registration statement will (subject to any Rule 144 limitations applicable to affiliates or lock-up agreements) be available for sale in the public market upon vesting and exercise. A total of 5,380,000 shares of Class A common stock have been initially reserved for issuance under the stock option plan. As of March 31, 2000, options covering 4,245,150 shares of Class A common stock have been granted under the stock option plan.

    In addition, under Rule 701 of the Securities Act of 1933 as currently in effect, any employee, consultant or advisor of ours who is not an affiliate who purchased shares from us under a compensatory stock or option plan or other written agreement is eligible to resell the shares 90 days after the effective date of this offering, governed by all provisions of Rule 144 except its minimum holding period.

Lock-Up Agreements

    We, Heidrick & Struggles and each of our existing stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of directly or indirectly, any shares of our Class A common stock, or any securities convertible into or exercisable or exchangeable for any of our Class A common
stock or any right to acquire our common stock, for a period of    days from
the effective date of this offering. Goldman, Sachs & Co., at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements.

                                  UNDERWRITING

    LeadersOnline and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Lehman Brothers Inc. and Wit SoundView Corporation are the representatives of the underwriters.

   Underwriters                                                 Number of Shares
   ------------                                                 ----------------
   Goldman, Sachs & Co. .......................................
   Lehman Brothers Inc.........................................
   Wit SoundView Corporation...................................
                                                                    -------
     Total.....................................................
                                                                    =======

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase        additional shares.

                             Paid by LeadersOnline

                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per Share.............................................    $            $
Total.................................................    $            $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $     per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $     per share from
the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    LeadersOnline and its stockholder, directors and officers have agreed not to offer, sell, transfer or otherwise dispose of or hedge any of their Class A common stock or securities convertible or exchangeable for shares of Class A common stock during the period from the date of this prospectus through the
date      days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

    LeadersOnline currently anticipates that it will request the underwriters
to reserve up to       shares of its Class A common stock for sale at the
initial public offering price to persons designated by us, through a directed share program. The number of shares available for sale to the general public will be reduced to the extent such persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public at the initial public offering price.

    Prior to this offering, there has been no public market for the shares. The initial public offering price for the Class A common stock will be negotiated among LeadersOnline and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering of the shares, in addition to prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    LeadersOnline has applied to have the shares of Class A common stock listed on the Nasdaq National Market under the symbol "LDRS".

    In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

    Lehman Brothers Inc. acted as a placement agent for LeadersOnline in connection with the private placement of 300,000 shares of our Series A preferred stock in April 2000. We will pay customary placement fees to Lehman Brothers Inc. in connection with such services.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    LeadersOnline estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $     million.

    LeadersOnline has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    The validity of our Class A common stock offered for sale in this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP, Orange County, California. Legal matters with respect to the offering of our Class A common stock will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

    The financial statements and schedules included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 relating to the Class A common stock offered in this prospectus. The registration statement and the attached exhibits and schedules contain additional important information about us, our agreements and our capital stock. Although this prospectus contains all material information required to be disclosed by the Securities Act of 1933, the rules and regulations of the SEC allow us to omit from this prospectus some of the information included in the registration statement. Therefore, we advise you to read the registration statement and the attached exhibits and schedules for elaboration on our summaries in this prospectus and for other information that may be important to you.

    A copy of the registration statement may be inspected by anyone without charge at the SEC's offices at:

   Washington,
       D.C.              New York, New York                   Chicago, Illinois

    450 Fifth
     Street,
       N.W.             7 World Trade Center               500 West Madison Street
    Room 1024                13th Floor                          Suite 1400
   Washington,
    D.C. 20549        New York, New York 10048             Chicago, Illinois 60661

Copies of all or any part of the registration statement, including any exhibit, may be obtained from the SEC's public reference rooms with the payment of the fees prescribed by the SEC. You may obtain information on the SEC's public reference rooms by calling the SEC at 1.800.SEC.0330.

    The SEC also maintains an Internet web site that contains reports, proxy and information statements and the information regarding registrants that file electronically with the SEC. The address of the SEC's Internet web site is http://www.sec.gov.

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the SEC. Upon approval of the Class A common stock for quotation on the Nasdaq National Market, our reports, proxy and information statements and other information may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

    We intend to furnish our stockholders with annual reports containing audited financial statements. We also intend to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                         INDEX TO FINANCIAL STATEMENTS

Report of Arthur Andersen LLP, Independent Public Accountants............. F-2

Balance Sheets as of December 31, 1998 and 1999........................... F-3

Statements of Operations For the Years Ended December 31, 1998 and 1999... F-4

Statements of Division and Stockholder's Equity For the Years Ended
 December 31, 1998 and 1999............................................... F-5

Statements of Cash Flows For the Years Ended December 31, 1998 and 1999... F-6

Notes to Financial Statements............................................. F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of LeadersOnline, Inc.:

    We have audited the accompanying balance sheets of LeadersOnline, Inc. as of December 31, 1999 and 1998, and the related statements of operations, division and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LeadersOnline as of December 31,1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Chicago, Illinois
April 4, 2000

                              LEADERSONLINE, INC.

                                 BALANCE SHEETS

                                                              December 31,
                                                          ----------------------
                                                            1998        1999
                                                          ---------  -----------
Assets

Current Assets:
  Cash................................................... $     --   $       --
  Accounts receivable, less allowance for doubtful
   accounts of $75,000 at December 31, 1999..............       --     1,559,359
  Prepaid expenses.......................................       --        94,461
                                                          ---------  -----------
      Total current assets...............................       --     1,653,820
                                                          ---------  -----------
Property and Equipment:
  Office furniture and fixtures..........................     2,463       43,134
  Computer equipment and software........................     1,890      489,087
  System development costs...............................   467,685      578,625
                                                          ---------  -----------
                                                            472,038    1,110,846
  Less--Accumulated depreciation.........................      (190)     (82,676)
                                                          ---------  -----------
      Property and equipment, net........................   471,848    1,028,170
Other assets.............................................       --     1,467,759
                                                          ---------  -----------
      Total assets....................................... $ 471,848  $ 4,149,749
                                                          =========  ===========

Liabilities and Division and Stockholder's Equity

Current Liabilities:
  Accounts payable....................................... $ 370,000  $   473,425
  Deferred revenue.......................................       --       237,000
  Accrued expenses.......................................
    Bonuses..............................................       --       708,789
    Retirement plan......................................       --        39,458
    Other................................................    98,000      433,826
                                                          ---------  -----------
      Total current liabilities..........................   468,000    1,892,498
                                                          ---------  -----------

Commitments and Contingencies (note 5)

Division and Stockholder's Equity:
  Parent equity in division..............................     3,848          --
  Common stock, $0.01 par value, 16,140,000 shares
   authorized, issued, and outstanding at December 31,
   1999..................................................       --       161,400
  Additional paid-in capital.............................       --     7,253,125
  Accumulated deficit....................................       --    (5,157,274)
                                                          ---------  -----------
      Total division and stockholder's equity............     3,848    2,257,251
                                                          ---------  -----------
      Total liabilities and division and stockholder's
       equity............................................ $ 471,848  $ 4,149,749
                                                          =========  ===========

  The accompanying notes to financial statements are an integral part of these statements.

                              LEADERSONLINE, INC.

                            STATEMENTS OF OPERATIONS

                                                     Year Ended December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
Revenue............................................ $        --   $  2,616,762
Cost of revenue....................................          --      1,188,623
                                                    ------------  ------------
    Gross profit...................................          --      1,428,139
                                                    ------------  ------------
Operating expenses:
  Sales and marketing..............................      397,718     2,680,853
  Product development..............................      599,155     1,779,529
  General and administrative.......................      541,716     2,125,031
                                                    ------------  ------------
    Total operating expenses.......................    1,538,589     6,585,413
                                                    ------------  ------------
Loss before income taxes...........................   (1,538,589)   (5,157,274)
                                                    ------------  ------------
Benefit for income taxes...........................          --            --
                                                    ------------  ------------
Net loss........................................... $ (1,538,589) $ (5,157,274)
                                                    ============  ============

Basic and diluted loss per common share............ $      (0.10) $      (0.32)
                                                    ============  ============
Weighted average common shares outstanding.........   16,140,000    16,140,000
                                                    ============  ============




  The accompanying notes to financial statements are an integral part of these statements.

                              LEADERSONLINE, INC.

                STATEMENTS OF DIVISION AND STOCKHOLDER'S EQUITY

                            Parent         Common Stock
                           Equity in   --------------------   Paid-in   Accumulated
                           Division      Shares    Amount     capital     Deficit        Total
                          -----------  ---------- --------- ----------- ------------  -----------
 Balance at January 1,
  1998................... $       --          --  $     --  $       --  $        --   $       --
   Net loss..............  (1,538,589)        --        --          --           --    (1,538,589)
   Capital contribution
    from parent..........   1,542,437         --        --          --           --     1,542,437
                          -----------  ---------- --------- ----------- ------------  -----------
 Balance at December 31,
  1998...................       3,848         --        --          --           --         3,848
   Incorporation of
    company..............      (3,848)        --        --        3,848          --           --
   Net loss..............         --          --        --          --    (5,157,274)  (5,157,274)
   Capital contribution
    from parent..........         --          --        --    7,249,277          --     7,249,277
   Issuance of common
    stock................         --   16,140,000   161,400         --           --       161,400
                          -----------  ---------- --------- ----------- ------------  -----------
 Balance at December 31,
  1999................... $       --   16,140,000 $ 161,400 $ 7,253,125 $ (5,157,274) $ 2,257,251
                          ===========  ========== ========= =========== ============  ===========




  The accompanying notes to financial statements are an integral part of these statements.

                              LEADERSONLINE, INC.

                            STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
Cash flows from operating activities:
Net loss..........................................  $ (1,538,589) $ (5,157,274)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation....................................           190        82,486
  Changes in assets and liabilities:
    Accounts receivable...........................           --     (1,559,359)
    Prepaid expenses..............................           --        (94,461)
    Other assets..................................           --     (1,467,759)
    Accounts payable..............................       370,000       103,425
    Deferred revenue..............................           --        237,000
    Accrued expenses..............................        98,000     1,084,073
                                                    ------------  ------------
      Net cash used in operating activities.......    (1,070,399)   (6,771,869)
                                                    ------------  ------------

Cash flows from investing activities:
    Purchases of property and equipment...........      (472,038)     (638,808)
                                                    ------------  ------------
      Net cash used in investing activities.......      (472,038)     (638,808)
                                                    ------------  ------------

Cash flows from financing activities:
    Capital contribution from parent..............     1,542,437     7,410,677
                                                    ------------  ------------
      Net cash provided by financing activities...     1,542,437     7,410,677
                                                    ------------  ------------

Net increase (decrease) in cash...................           --            --
  Cash
    Beginning of period...........................           --            --
                                                    ------------  ------------
    End of period.................................  $        --   $        --
                                                    ============  ============

Supplemental disclosures of cash flow information:
  Cash paid for--
    Interest......................................  $        --   $        --
    Income taxes..................................  $        --   $        --



    The accompanying notes to financial statements are an integral part of these statements.

                              LEADERSONLINE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

    Effective January 1, 1998, LeadersOnline, Inc. (the "Company") began operations as a separate division of Heidrick & Struggles International, Inc. ("Heidrick & Struggles"). The Company was incorporated in the State of Delaware on January 29, 1999 and is a wholly owned subsidiary of Heidrick & Struggles. The Company provides end-to-end Internet-based executive search services for employers and candidates, aimed primarily at mid-level executives and professionals. The Company's solution enables employers to review information on candidates and access a candidate pool, while enabling candidates to review information on employers and to access career opportunities. The Internet-based technology infrastructure is augmented by recruiting professionals of the Company.

 Accounting Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Recently Issued Accounting Pronouncements

    During 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The financial statements presented are in compliance with SAB No. 101.

    During 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting information about derivatives and hedging. The FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133", in 1999, which deferred the effective date of SFAS No. 133 for one year. The statement is effective for interim periods of fiscal years beginning after June 15, 2000, and will be adopted by the Company as of January 1, 2001. The Company expects that the adoption of this statement will have no material effect on the Company's financial position or results of operations.

 Concentration of Credit Risk

    Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large number of customers and their dispersion across many different industries. At December 31, 1999, the Company had one customer who represented approximately 13.4% of total revenues in 1999 and 21.4% of the gross outstanding accounts receivable balance at December 31, 1999.

 Property and Equipment

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

     Office furniture and fixtures.................................. 10 years
     Computer equipment and software................................ 3 - 5 years

                              LEADERSONLINE, INC.

    Depreciation expense for the years ended December 31, 1998 and 1999 totaled $190 and $82,486, respectively.

    In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", costs incurred in the application development stage are capitalized as system development costs. Once the software is placed in service, the costs will be transferred to computer equipment and software and depreciated over a three to five year period using the straight-line method.

 Fair Value of Financial Instruments

    The Company's financial instruments consist of short-term trade receivables and payables for which current carrying amounts are equal to or approximate fair market values.

 Revenue Recognition

    The Company generally provides three types of services for clients. The first is a standard retained search for a single engagement. For the retained search, the revenue from client services is recognized as clients are billed, generally over a three month period commencing on the date of the initial acceptance of the search, which approximates the average period of a search. If a search is cancelled within the first 90 days, the fee is pro-rated up to the date of cancellation. If the search is completed before the 90 days have passed, the billing period is accelerated to the date of completion.

    The second type of service provided is a multiple engagement, performance based search. Fees for these searches are made up of a commencement fee that is billed when the search contract is signed and performance fees, which are billed upon placement of candidates. The revenue related to the commencement fee is deferred when billed and recognized ratably over the life of the contract. The revenue for the placement of candidates is recognized when billed. For some multiple engagement searches, there is also a service fee which is billed and recognized monthly over the life of the contract.

    The third type of service provided is a multiple engagement search that is made up of two distinct components. The first component is providing consultation and other services including needs assessment, position evaluation, qualifications/skills assessment, development of client content on the Company's web site, and development of opportunity pages. A specific fee is billed for these consultative services upon completion of services. The second component is a performance based fee which is billed when an offer is extended by the client to a candidate. Revenue is recognized when fees are billed.

 Advertising Expense

    The Company expenses the cost of advertising as incurred. Advertising expenses included in sales & marketing expenses were $0 and $282,638 for the years ended December 31, 1998 and 1999, respectively.

 Income Taxes

    For 1998, the Company was an operating division of Heidrick & Struggles and its losses were included in Heidrick & Struggles' federal income tax return. For 1999, the Company is included in the consolidated federal income tax return of Heidrick & Struggles. The tax provision and deferred tax accounts are presented as if the Company filed separate tax returns for the periods presented.

                              LEADERSONLINE, INC.

    Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the tax differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

 Loss Per Common Share

    Basic loss per common share is computed by dividing net loss by weighted average common shares outstanding for the year. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. As the Company had no options or other potentially dilutive outstanding securities at December 31, 1998 or 1999, basic and diluted loss per share are the same. For purposes of computing weighted average common shares outstanding, the shares issued in October 1999 were treated as outstanding for all periods presented. Loss per common share was $0.10 and $0.32 for the years ended December 31, 1998 and 1999, respectively.

 Segments

    The Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", in 1998. This statement establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it has only one reportable business segment as of December 31, 1999.

2. OTHER ASSETS

    During 1999, the Company paid $2.0 million to an information technology supplier for development and enhancement of the Company's software search tools. At December 31, 1999, $578,625 of the $2.0 million was capitalized in system development costs and the balance is recorded in other assets. During 2000, when the balance of costs are incurred, the majority will be capitalized as system development costs.

3. RELATED PARTY TRANSACTIONS

 Retirement Plan

    The Company participates in a defined contribution retirement plan for all eligible employees which is sponsored by Heidrick & Struggles. The plan contains a 401(k) provision that provides for employee tax deferred contributions. Heidrick & Struggles matched employee contributions on a two-for-one basis up to a maximum Company contribution of $2,000 for 1999. Heidrick & Struggles has the option of making discretionary contributions. For the year ended December 31, 1999, Heidrick & Struggles elected to contribute to each eligible participant a sum equal to 3.03% of the participant's total compensation (as defined) and an additional 3.03% of the participant's compensation above the Social Security taxable wage base. The Company reimburses Heidrick & Struggles for the contributions made to the plan related to the Company's employees. The cost to the Company for the years ended December 31, 1998 and 1999 was $0 and $9,833, respectively.

                              LEADERSONLINE, INC.

 Corporate Services

    Heidrick & Struggles provides certain support services to the Company including management advisory, financial analysis, payroll and accounting. The allocation of these corporate expenses recorded by the Company for the year ended December 31, 1999 was $75,000 and is based on estimates of actual costs incurred by Heidrick & Struggles on behalf of the Company. In addition, the Company paid Heidrick & Struggles for the rental of facilities used by the Company. The amounts recorded are not necessarily indicative of the actual costs which may have been incurred had the Company operated as an entity unaffiliated with Heidrick & Struggles. However, the Company believes that the allocation is reasonable and in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 55.

 Impact of Intercompany Agreement with Heidrick & Struggles

    As stated in the Subsequent Event note, during fiscal year 2000, the Company entered into an Intercompany Agreement with Heidrick & Struggles. The pro forma impact of the Intercompany Agreement would have increased the net loss by approximately $89,753 for the year ended December 31, 1999 had the agreement been in place during 1999.

 Capital Contribution from Parent

    The Company has funded its operations for the years ended December 31, 1998 and 1999 using funds contributed from Heidrick & Struggles. Total capital contributions from Heidrick & Struggles were $1,542,437 and $7,410,677, for the years ended December 31, 1998 and 1999, respectively. Heidrick & Struggles intends to provide the necessary financial support to ensure the Company's continued operations through at least January 2, 2001.

4. INCOME TAXES

    The deferred tax assets consist of the following components as of December 31, 1999:

                                                                        1999
                                                                      ---------
Deferred tax assets
  Accounts receivable allowances..................................... $  30,000
  Accrued vacations..................................................    14,883
  Other accrued expenses.............................................   158,400
                                                                      ---------
    Gross deferred tax assets........................................   203,283
  Valuation allowance................................................  (203,283)
                                                                      ---------
    Net deferred tax assets.......................................... $     --
                                                                      =========

    The Company has recorded a 100% valuation allowance against the deferred tax asset balance because the realization of future taxable income cannot be assured. To the extent any of these deferred tax assets reverse prior to the deconsolidation of the Company from Heidrick & Struggles' consolidated federal income tax return, these deductions will be utilized by Heidrick & Struggles, not by the Company.

                              LEADERSONLINE, INC.

    For 1998, the Company was an operating division of Heidrick & Struggles and its losses were included in Heidrick & Struggles' tax return. As the financial statements are presented on a standalone basis, there is no tax benefit recorded in 1998 because as an operating division, the Company was not a tax-paying entity. For 1999, the Company is included in the consolidated federal income tax return of Heidrick & Struggles. As such, the Company's net operating loss for 1999 has been utilized by Heidrick & Struggles. Under the Company's tax sharing agreement with Heidrick & Struggles, the Company is not reimbursed by Heidrick & Struggles for the tax benefit of losses utilized in Heidrick & Struggles' consolidated federal income tax return. As a result, a deferred tax asset for the net operating loss has not been recorded on the accompanying balance sheet. On a separate return basis, the Company would have recorded a tax benefit for its 1999 net operating losses with a corresponding valuation allowance as the realization of the benefit cannot be assured. It is expected that the Company will not be included in the consolidated federal tax return of Heidrick & Struggles after the initial public offering due to the anticipated dilution of Heidrick & Struggles' ownership interest in the Company below 80%.

5. COMMITMENTS AND CONTINGENCIES

 Operating Leases

    Beginning on December 31, 1999, the Company leased office space for its own use in Irvine, California. The terms of this lease provide that the Company pays base rent. The lease expires in May 2002. As part of the Intercompany Agreement with Heidrick & Struggles, Heidrick & Struggles has granted the Company the right to use certain portions of Heidrick & Struggles' facilities for a pre-determined rental fee. Under this agreement, the Company is obligated to Heidrick & Struggles for their portion of the rent under the term of each individual underlying lease at each location.

    Minimum future lease payments are as follows:

                                                                     Operating
     Year Ending December 31,                                          Leases
     ------------------------                                        ----------
         2000....................................................... $  588,507
         2001.......................................................    567,882
         2002.......................................................    422,523
         2003.......................................................    358,110
         2004 and thereafter........................................  1,555,791
                                                                     ----------
         Total minimum lease payments............................... $3,492,813
                                                                     ==========

 Litigation

    In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the results of operations, financial condition or liquidity of the Company.

6. EQUITY

    In October 1999, the Company issued 16,140,000 shares of common stock to Heidrick & Struggles. For the years ended December 31, 1998 and 1999, Heidrick & Struggles made contributions of capital to the Company in the amounts of $1,542,437 and $7,410,677, respectively.

                              LEADERSONLINE, INC.

7. SUBSEQUENT EVENTS (UNAUDITED)

    In January 2000, the Company adopted a stock option plan (the "Plan") pursuant to which the Company's board of directors may grant stock options to the Company's and Heidrick & Struggles' employees. The Plan authorizes grants of options to purchase up to 5,380,000 Class A common shares subject to an automatic increase of 3% per year for the term of the Plan which is ten years. The vesting period will be determined at the time the options are granted. On January 26, 2000, the Company granted 3,498,150 options under the Plan, on March 5, 2000, the Company granted 230,000 options under the Plan and on March 15, 2000, the Company granted 585,000 under the Plan. All options granted have an exercise price of $1.90 per share and a term of ten years. All granted options vest over a period of approximately four years.

    On February 2, 2000, the Company amended its Certificate of Incorporation such that each outstanding share of common stock was divided into 1,614 shares of Class B common stock. The financial statements have been retroactively restated to reflect this stock split. In addition, the Company authorized 75,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock, and 5,000,000 shares of preferred stock. All shares have a designated par value of $0.001. Holders of Class A common stock generally have the same rights as holders of Class B common stock, except that holders of Class A common stock have one vote per share while holders of Class B common stock have ten votes per share. Class B common stock may be converted into Class A common stock at any time on a one-for-one basis. On March 31, 2000, the Company amended its Certificate of Incorporation such that the authorized number of shares of preferred stock has been increased to 10,000,000. Also, as part of this amendment, the preferred shares are redeemable at the option of the holder at any time after March 29, 2005.

    On March 1, 2000, the Company entered into a two year exclusive sales and marketing agreement with ITworld.com, Inc. ("ITworld"). As part of this alliance, ITworld will provide the Company premier placement on the ITcareers pages of ITworld, grant the Company the right to be the exclusive ITcareers.com online provider of full-time employees to hiring corporations, grant the Company a royalty free, non-exclusive right to use and reproduce ITworld trademarks, offer discounted advertising rates to the Company on the ITcareers Network, and pay a commission to the Company for all qualifying leads given in writing to ITworld by the Company that result in sales for ITworld. The Company will provide to ITworld a royalty free, non-exclusive right to use and reproduce LeadersOnline, Inc. trademarks and will pay advertising fees and referral fees for prospective employers and candidates to ITworld.

    On March 15, 2000, the Company entered into a 15-month strategic alliance with VerticalNet. As part of this alliance, VerticalNet will establish a co-branded link with the Company which will enable visitors to conveniently switch between the Company's website and VerticalNet's website, provide access to all of the individuals that have posted their resumes on its career center, and

                              LEADERSONLINE, INC.

provide the Company with an amount of guaranteed revenue over the term of the contract. The Company has committed to purchase a predetermined amount of VerticalNet advertisements at a discounted price and to pay referral fees for placed candidates and engaged employers that are referred to the Company through VerticalNet marketing efforts. Additionally, the Company has granted a right for VerticalNet to purchase a predetermined amount of the Company's capital stock. On April 5, 2000, VerticalNet purchased 300,000 Series A preferred stock.

    On April 1, 2000, the Company entered into a five year strategic partnership agreement with the Business Week operating unit of The McGraw-Hill Companies. As part of this alliance, Business Week will provide editorial content for the Company's web site, publish a new career services magazine, and produce and distribute a weekly electronic newsletter that will be used to complement and promote the LeadersOnline.com web site. Business Week will pay the Company a percentage of all advertising revenue generated through the Company's web site, the career services magazine and the electronic newsletter, as well as provide a certain amount of free advertising to the Company. The Company will pay a royalty of a certain percentage of the Company's revenue (or the greater of the percent of revenue or the minimum annual royalty per the agreement) for each of the five years of the contract and will pay referral fees for placed candidates and engaged employers. Additionally, the Company will issue shares of Series A Preferred Stock which, upon completion of an initial public offering, will convert automatically into an equal number of shares of Class A common stock. Business Week also will be entitled to receive additional shares of our Class A common stock in order to maintain an ownership percentage of 1.33% of the Company's outstanding common stock. The shares of preferred stock issued will be recorded at the fair market value of the shares at the date of issuance. A corresponding asset will be recorded at the same amount which will be amortized evenly over the term of the agreement. If the Company completes an initial public offering within nine months of the date of the agreement, Business Week will be entitled to receive additional shares of Class A common stock in order to maintain an ownership of 1.33% of the outstanding common stock of the Company. Any additional shares issued under this anti-dilution provision will be recorded as a dividend.

    As a result of the ITworld, VerticalNet and McGraw-Hill agreements discussed above, the Company will have commitments of $15.3 million to purchase certain advertising and pay royalty fees which will be funded over the term of the agreements. Accordingly, the Company will record a liability at the net present value of the amounts to be funded with a corresponding asset which will be recognized over the term of the agreements. As a result of the VerticalNet and McGraw-HIll transactions discussed above, as of April 5, 2000, HSI's ownership of the Company was diluted to 96%.

    On April 4, 2000, the Company entered into an Intercompany Agreement with Heidrick & Struggles (the "Agreement"). The Agreement provides that Heidrick & Struggles and the Company would pay referral fees to each other for referred clients. The Company will also pay Heidrick & Struggles for use and occupancy of shared facilities. In addition, the Company will pay Heidrick & Struggles 3% of total revenues as a royalty for the transfer of the name LeadersOnline. Finally, Heidrick & Struggles will charge the Company a support fee equal to 115% of all actual costs and expenses incurred by Heidrick & Struggles in providing support services to the Company, including human resources, accounting, and other services agreed upon by the parties from time to time.

    In April 2000, the Company filed a registration statement with the Securities and Exchange Commission for an initial public offering of the Company's Class A common stock.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares of Class A common stock offered hereby, but only under circumstances where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  27
Management...............................................................  43
Related Party Transactions...............................................  51
Principal Stockholders...................................................  53
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  54
Underwriting.............................................................  56
Legal Matters............................................................  60
Experts..................................................................  60
Additional Information...................................................  60
Index to Financial Statements............................................ F-1

                               ----------------

    Through and including       , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       Shares

                              LeadersOnline, Inc.

                             Class A Common Stock

                               ----------------

                           [LOGO OF LEADERS!ONLINE]

                               ----------------

                             Goldman, Sachs & Co.

                                Lehman Brothers

                                 Wit SoundView

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   LeadersOnline estimates that expenses in connection with the offering described in the registration statement will be as follows:

SEC registration fee................................................... $19,800
NASD filing fee........................................................   8,000
Nasdaq National Market listing fee.....................................    *
Printing and engraving.................................................    *
Accounting fees and expenses...........................................    *
Legal fees and expenses................................................    *
Transfer agent's fees and expenses.....................................    *
Miscellaneous..........................................................    *
                                                                        -------
  Total................................................................ $  *
                                                                        =======

-------
*  To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

   Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

   Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

   Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    As permitted by Section 102(b)(7) of the GCL, our Amended and Restated Certificate of Incorporation and Bylaws each provide that a director shall not be liable to LeadersOnline or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

    Our amended and Restated Certificate of Incorporation requires us to indemnify any person (or the estate of any person) who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of LeadersOnline and whether civil, criminal, administrative or investigative or otherwise by reason of the fact that such person is or was a director or officer of LeadersOnline, or is or was serving at the request of LeadersOnline as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses incurred (including attorneys' fees), judgments, fines and amounts paid in settlement. Any such expenses shall be paid by LeadersOnline in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person seeking indemnification to repay such amounts if it is ultimately determined that he or she is not entitled to be indemnified.

    Notwithstanding the foregoing, we will not make such an advance if a determination is reasonably and promptly made by the board of directors by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel to LeadersOnline, that, based upon the facts known to the board of directors or such counsel at the time such determination is made, (a) the party seeking an advance acted in bad faith or deliberately breached his or her duty to LeadersOnline or its stockholders, and
(b) as a result of such actions by the party seeking an advance, it is more likely than not that it will ultimately be determined that such party is not entitled to indemnification pursuant to the provisions of the Amended and Restated Certificate of Incorporation or Bylaws, as applicable.

    We may, to the fullest extent permitted by the GCL, purchase and maintain insurance on behalf of any such person against any liability which may be asserted against such person. We may create a trust fund, grant a security interest or use other means (including without limitation a letter of credit) to ensure the payment of such sums as may become necessary or desirable to effect the indemnification as provided in the Amended and Restated Certificate of Incorporation.

    We may, but only to the extent that the board of directors may authorize from time to time, grant rights to indemnification and to the advancement of expenses to any employee or agent of LeadersOnline to the fullest extent of the provisions described above as it applies to the indemnification and advancement of expenses of directors and officers of LeadersOnline.

    We anticipate obtaining a policy of directors' and officers' liability insurance prior to the completion of the offering.

    The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of LeadersOnline, its directors, officers and controlling persons against certain liabilities.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling LeadersOnline pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LeadersOnline of expenses incurred or paid by a director, officer or controlling person of LeadersOnline in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

    In October 1999, in connection with our initial capitalization, we sold 10,000 shares of common stock to Heidrick & Struggles for $10,000 in cash. The shares were not registered in reliance on the exemption provided for in Section 4(2) of the Securities Act of 1933 because the shares were not publicly offered.

    In April 2000, we sold 300,000 shares of Series A preferred stock to VerticalNet, Inc. at a per share price of $5.00. The shares were not registered in reliance on the exemption provided for in Section 4(2) of the Securities Act of 1933 because the shares were not publicly offered.

    In April 2000, we sold 300,000 shares of Series A preferred stock to The McGraw-Hill Companies, Inc. In return for these shares, Business Week will provide us with certain marketing and advertising services, the value of which, as determined by the board of directors, fully compensates us for such shares. The shares were not registered in reliance on the exemption provided for in
Section 4(2) of the Securities Act of 1933 because the shares were not publicly offered.

    In April 2000, we sold 309,000 shares of Class A common stock to a limited number of partners of Heidrick & Struggles at a per share price of $5.00. The shares were not registered in reliance on the exemption provided for in Section 4(2) of the Securities Act of 1933 because the shares were not publicly offered.

Item 16. Exhibits and Financial Statement Schedules.

 Exhibit
   No.   Description
 ------- -----------
   1.1   Form of Underwriting Agreement*

   3.1   Form of Amended and Restated Certificate of Incorporation of
          LeadersOnline*

   3.2   Form of Bylaws of LeadersOnline*

   4.1   Specimen Certificate for LeadersOnline Class A Common Stock*

   5.1   Opinion of Gibson, Dunn & Crutcher LLP, counsel to LeadersOnline*

  10.1   LeadersOnline 2000 Stock Option Plan

  10.2   Intercompany Agreement, dated April 4, 2000, between Heidrick &
          Struggles and LeadersOnline*

  10.3   Agreement, dated April 1, 2000, between LeadersOnline and The McGraw-
          Hill Companies, Inc.*

  10.4   Exclusive Sales & Marketing Agreement, dated March 1, 2000, between
          LeadersOnline and ITworld.com, Inc.*

  10.5   Sublease Agreement, dated November 9, 1999, between Hershey
          Communications, Inc. and LeadersOnline as amended by Amendment No. 1 thereto

  10.6   Employment Letter, dated October 12, 1999, between LeadersOnline and
          James R. Quandt

 23.1 Consent of Arthur Andersen LLP

 23.2 Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)*

 24.1 Power of Attorney (included on signature page)

 27.1 Financial Data Schedule

--------
*To be filed by amendment.

Item 17. Undertakings.

    (a) LeadersOnline hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of LeadersOnline, LeadersOnline has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by LeadersOnline of expenses incurred or paid by a director, officer or controlling person of LeadersOnline in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, LeadersOnline will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) LeadersOnline hereby undertakes that:

    (1) For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by LeadersOnline pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be decreed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, LeadersOnline, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on April 7, 2000.

                                          LEADERSONLINE, INC.,
                                          a Delaware corporation

                                             /s/ Michael T. Christy
                                          By: _________________________________
                                             Michael T. Christy
                                             Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael T. Christy, James R. Quandt and Carole Owen and each of them, his or her true and lawful attorneys-in-fact and agents, with full power and substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

             Signature                            Title                      Date
             ---------                            -----                      ----
     /s/ Michael T. Christy          Chief Executive Officer and        April 7, 2000
____________________________________ Director (Principal Executive
         Michael T. Christy          Officer)

        /s/ Carole F. Owen           Vice President and Chief           April 7, 2000
____________________________________ Financial Officer (Principal
           Carole F. Owen            Financial and Accounting
                                     Officer)

      /s/ Patrick S. Pittard         Chairman                           April 7, 2000
____________________________________
         Patrick S. Pittard

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of LeadersOnline, Inc.:

    We have audited in accordance with auditing standards generally accepted in the United States, the financial statements of LeadersOnline, Inc. included in this registration statement and have issued our report thereon dated April 4, 2000. Our audits were made for the purpose of forming an opinion on the basic financial statement taken as a whole. The Schedule II--LeadersOnline, Inc. Allowance for Doubtful Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Chicago, Illinois
April 4, 2000

                              LEADERSONLINE, INC.

                                  SCHEDULE II

                            Balance at     Charged to Costs            Balance at
                         Beginning of Year   and Expenses   Deductions End of Year
                         ----------------- ---------------- ---------- -----------
Year Ended December 31:
 Allowance for doubtful
  accounts
  1999..................         --            $75,000          --       $75,000
                               -----           -------        -----      -------
  1998..................         --                --           --           --
                               -----           -------        -----      -------

                                 EXHIBIT INDEX

 Exhibit
   No.   Description
 ------- -----------
   1.1   Form of Underwriting Agreement*

   3.1   Form of Amended and Restated Certificate of Incorporation of
          LeadersOnline*

   3.2   Form of Bylaws of LeadersOnline*

   4.1   Specimen Certificate for LeadersOnline Class A Common Stock*

   5.1   Opinion of Gibson, Dunn & Crutcher LLP, counsel to LeadersOnline*

  10.1   LeadersOnline 2000 Stock Option Plan

  10.2   Intercompany Agreement, dated April 4, 2000, between Heidrick &
          Struggles and LeadersOnline*

  10.3   Agreement, dated April 1, 2000, between LeadersOnline and The McGraw-
          Hill Companies, Inc.*

  10.4   Exclusive Sales & Marketing Agreement, dated March 1, 2000, between
          LeadersOnline and ITworld.com, Inc.*

  10.5   Sublease Agreement, dated November 9, 1999, between Hershey
          Communications, Inc. and LeadersOnline as amended by Amendment No. 1 thereto

  10.6   Employment Letter, dated October 12, 1999, between LeadersOnline and
          James R. Quandt


  23.1   Consent of Arthur Andersen LLP

  23.2   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)*

  24.1   Power of Attorney (included on signature page)

  27.1   Financial Data Schedule

--------
*To be filed by amendment.